Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

09046583

1 June .

SEC
Mail Processing
Section

JUN - 4 2009

Washington, DC
100

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

{CW 00051442}

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 May 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for Mr M F Ihlein and Ms M E Doherty.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{SLM 00050564}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	7 APRIL 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Ihlein has a beneficial interest in 70 shares Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	5 May 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein 115,000 ordinary shares held by the Ihlein Family Super Fund Performance share rights over 465,764 BXB shares 81 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 81 BXB shares.
Class	Ordinary shares
Number acquired	70

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.97 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 151 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 151 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited (Acquired Shares) and allocation of Conditional Share Rights (Matching Share Rights).
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARY ELIZABETH DOHERTY
Date of last notice	21 APRIL 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Ms Doherty has a beneficial interest in 70 shares, Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	5 May 2009
No. of securities held prior to change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 81 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 81 BXB Shares.
Class	Ordinary shares
Number acquired	70
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.97 per share

{CW 00050568}+ See chapter 19 for defined terms.

No. of securities held after change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 151 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 151 BXB Shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited (Acquired Shares) and allocation of Conditional Share Rights (Matching Share Rights).
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 May 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{CW 00050550}

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

59 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AUD5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 130 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

5 APRIL 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 APRIL 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 59 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 130 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

70 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 151 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 70 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 151 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

61 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 MARCH 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 27,920 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 61 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,298 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

61 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,576 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 61 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 209,993 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

70 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,590 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 70 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 79,100 BXB SHARES, SHARE RIGHTS OVER 177,295 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 151 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 May 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES APPOINTS PRESIDENT, CHEP USA

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Stock Exchange and Media Release
6 May 2009

Brambles

BRAMBLES APPOINTS PRESIDENT, CHEP USA

Brambles announced today that Jim Ritchie has been appointed President, CHEP USA with effect from 1 June 2009.

Mr Ritchie has a long and highly successful track record in senior executive roles in major logistics companies in the USA. He has been the President and Chief Executive Officer of YRC Logistics since its establishment in 2002. Under Mr Ritchie's leadership, YRC Logistics has become a leading provider of global logistics services across a range of industries. Within a period of seven years that company has grown into an organisation that generates an annual turnover of US$1.3 billion. Mr Ritchie has also successfully managed YRC Logistics' entry into Asia, Latin America and Europe. Prior to YRC Logistics Mr Ritchie spent 24 years with Ryder Integrated Logistics where he held a number of senior executive positions.

The Chief Executive Officer of Brambles, Mike Ihlein, said he was delighted to welcome Mr Ritchie to Brambles.

"Jim is a very accomplished executive and with extensive customer and operational experience in logistics and the USA supply chain. In particular, Jim's strong relationships with customers in the fast moving consumer goods sector will be of great benefit to CHEP USA" said Mr Ihlein.

Mr Ritchie will report to Kevin Shuba, Group President, CHEP Americas and be based in Orlando, Florida.

For further information please contact:

Investors and Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 May 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 189 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	189
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	189 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 May 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,401,797,496	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,780,877	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 May 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 May 2009

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

INTERIM MANAGEMENT STATEMENT

Due to the fact that it retains a secondary listing on the London Stock Exchange, Brambles Limited is required under the UK Disclosure Rules and Transparency Rules to publish an Interim Management Statement (IMS) for the period from the beginning of the current financial year (1 July 2008) to 2 May 2009.

Attached is the IMS required by those rules and which has been lodged with the London Stock Exchange.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

11 May 2009

BRAMBLES LIMITED

Interim Management Statement for the ten months ended 2 May 2009

Brambles' Group sales revenue for the ten months from 1 July 2008 to 2 May 2009 was 2%[1] higher than the prior corresponding period (7% lower at actual exchange rates). Sales revenue for the period from 1 January to 2 May 2009 was broadly in line with the prior corresponding period.

Brambles continues to win significant new business across all regions. Sales revenue from net new business wins[2] in the ten months to 2 May 2009 was approximately US$30 million in CHEP USA and a further US$30 million in CHEP Europe. Excluding the impact of weak conditions in the automotive sector, net new business wins have largely offset the decline in organic sales revenue resulting from a sharp reduction in consumer spending.

- CHEP achieved sales revenue growth of 2% for the ten months to 2 May 2009 compared to the prior corresponding period (7% lower at actual exchange rates), with growth in all regions:

    - CHEP Americas sales revenue was 3% higher than the prior corresponding period (1% lower at actual exchange rates).

    - CHEP EMEA sales revenue was 1% higher than the prior corresponding period (11% lower at actual exchange rates), mainly affected by weak conditions in the automotive sector. Excluding automotive, CHEP EMEA sales revenue was up 3%.

    - CHEP Asia-Pacific sales revenue was 2% higher than the prior corresponding period (16% lower at actual exchange rates). Excluding the Australian automotive business, CHEP Asia-Pacific sales revenue was up 4%.

- Recall sales revenue for the ten months to 2 May 2009 was 2% higher than the prior corresponding period (8% lower at actual exchange rates). Sales revenue increased in all regions, except for North America which was 3% lower due to significantly lower paper revenue in the Secure Destruction Services business.

Brambles continues to take actions to meet the current challenging and volatile conditions. Good progress has been made with the initiatives announced at the half-year results, which included the increased investment in the two year pallet quality program and accelerated scrapping of seven million excess pallets in CHEP USA, as well as rationalisation of facilities and operations across the globe. In

---

[1] All growth comparisons are in constant currency terms unless otherwise indicated. Constant currency is calculated by translating foreign currency results at the exchange rates applicable during the previous year.
[2] Net new business wins is new business wins (defined as new business and lane expansion won in the period and wins from the prior year carried forward for 12 months) less business losses in the period.

addition, the outcome of the CHEP USA review is expected to be finalised by the end of September 2009, earlier than previously indicated. These initiatives, combined with the strong emphasis on new business wins, will underpin the future performance of the business.

Brambles' financial position remains strong, with no significant change since the publication of the half-year results. The Company continues to focus on further improving cash generation, including reducing capital expenditure to reflect lower economic activity. The debt refinancing program remains on track and US$110 million was raised on the US Private Placement debt market in May 2009. Brambles maintains significant undrawn debt facilities, with no major refinancing due until November 2010.

This Interim Management Statement for the 10 months to 2 May 2009 replaces the June trading update provided to the market in prior years.

-------------- ends --------------

For further information, contact:
Michael Roberts, Vice President Investor Relations and Corporate Affairs
+61 418 263 199
michael.roberts@brambles.com

David Besier, Manager, Corporate Affairs
+61 412 473 330
david.besier@brambles.com

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 May 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Investor Information Presentation

Brambles is hosting a 2009 Operations Review in Madrid, Spain, on 11 to 13 May 2009. The review will focus on Brambles' European businesses and includes site visits.

Enclosed are presentations which will be given at the opening session of the review, commencing at 2.00 pm Madrid time (10.00 pm Sydney time) on 11 May:

1. Brambles Overview, including a trading update, to be made by Brambles CEO, Mr Mike Ihlein, and CFO, Ms Liz Doherty; and
2. Recall Europe Overview to be led by Recall Group President, Mr Elton Potts.

A webcast of these presentations will be available on Brambles' website at www.brambles.com.

Presentations for the other session will be lodged with the market prior to its commencement.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00051162}

Brambles
2009 OPERATIONS REVIEW



Brambles overview

11 May 2009

2009 OPERATIONS REVIEW

Mike Ihlein
Chief Executive Officer

Brambles

2009 Operations Review

- Europe focused
- Meet management
- Site visits
- Focus on operations
- Agenda

  Monday

  - Brambles overview including trading update
  - Recall Europe

  Tuesday and Wednesday

  - CHEP Europe

3 Brambles

Brambles Profile

- Leading global provider of supply chain and information management solutions
- The Group's businesses - CHEP and Recall
- Over 45 countries
  - CHEP Europe 23
  - Recall Europe 9
- Over 12,000 employees
  - CHEP Europe ~2,700
  - Recall Europe ~1,100
- Total assets US$5.0 billion at 31 December 2008
  - CHEP Europe ~35%
  - Recall Europe ~5%

4 Brambles

Two businesses

CHEP

- CHEP is the leader in pallet and container pooling services
- Partners with customers to develop pooling solutions that ensure reduced product damage, offer enhanced delivery efficiencies, eliminate waste and cut supply chain costs
- Customers primarily in FMCG, produce, meat, beverages, raw *materials, home improvement and* automotive industries
- Handling the world's most important products. Everyday.

recall

- Recall is a leader in the management of information throughout its life cycle
- One stop, end to end, information management solution
- Provides secure storage, retrieval and destruction of digital and physical information
- Focus on transaction intensive market segment such as banking and finance, insurance, legal, health care, retailing and government

5

Brambles

2008 Brambles Sales Revenue – by service

Recall

Revenue US$748M

Cartons 82M



Intermediate Bulk Containers (IBC) & Catalyst and Chemical Containers (CCC)

Revenue US$94M

Containers 1M




72%
17%
3%
4%
4%

Reusable Plastic Containers (RPC)

Revenue US$169M

Containers 39M



Pallet Pooling

Revenue US$3,157M

Pallets 251M



Automotive Containers

Revenue US$190M

Containers 11M



* Volume metrics are at 30 June 2008

6

Brambles

Brambles Leadership Team


Mike Ihlein
Chief Executive Officer
Joined Brambles in 2004
Liz Doherty
Chief Financial Officer
Joined Brambles in 2007
Nick Smith
Senior Vice President, Human Resources
Joined Brambles in 2007
Jasper Judd
Senior Vice President, Strategic Development
Joined Brambles in 2002
Kevin Shuba
Group President, CHEP Americas
Joined Brambles in 1996
Tom Gorman
Group President, CHEP EMEA
Joined Brambles in 2008
Craig van der Laan
Group President, CHEP Asia-Pacific and Global Head of Mergers & Acquisitions
Joined Brambles in 2001
Elton Potts
Group President & Chief Operating Officer, Recall
Joined Brambles in 2002
USA, Canada, Latin America, Catalyst & Chemical Containers and LeanLogistics
Europe, Middle East and Africa
Australia, New Zealand, South East Asia, China and India
North America, Brazil, Europe, Australia/NZ and Asia

7 Brambles

2008 Sales Revenue and Underlying Profit by business unit


Sales Revenue[1]
US$4.4bn
36%
38%
9%
17%
Underlying Profit[2]
US$1.1bn
44%
36%
9%
11%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

1. Chart reflects Sales Revenue from continuing operations.
2. Chart reflects Underlying profit from continuing operations. Underlying profit in the chart does not include unallocated Brambles Headquarters costs or significant items.

8 Brambles

Strong historical group performance



Sales Revenue[1]
10% CAGR
3,275
3,522
3,869
4,359
2,110
2,073
US$ millions
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
FY05
FY06
FY07
FY08
1H08
1H09
Underlying Profit[2]
21% CAGR
617
798
953
1,099
515
484
US$ millions
1,200
1,000
800
600
400
200
0
Recall
CHEP EMEA
CHEP Americas
CHEP Asia-Pacific

1. Graph reflects Sales revenue from continuing operations at actual exchange rates.
2. Graph reflects Underlying profit from continuing operations at actual exchange rates. Underlying profit in the graph does not include unallocated Brambles Headquarters costs or significant items.

9 Brambles

Brambles Strategy

- To deliver the world's best supply chain solutions and information management services
- Core strategic themes
  - Customer Satisfaction and Quality
  - Operational Excellence and Sustainability
  - Growth
- Underpinned by a focus on People and Systems

10 Brambles

Brambles Strategy


Long-Term
Stakeholder Value
CUSTOMER SATISFACTION & QUALITY
OPERATIONAL EXCELLENCE & SUSTAINABILITY
GROWTH
PEOPLE
SYSTEMS

11 Brambles

Consumer confidence

Regional/country consumer confidence indices (January 2000 – January 2009)


110
105
100
95
90
85
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Australia
EU
USA

Source: Datastream

12 Brambles

Trading update

- Sales revenue for the 10 months to 2 May 2009 up 2%
  - Excluding automotive, sales revenue up 3%
- Sales revenue 1 January to 2 May 2009 broadly in line with prior year
- Growth in both CHEP and Recall
  - CHEP Americas up 3%
  - CHEP EMEA up 1%
  - CHEP Asia-Pacific up 2%
  - Recall up 2%

All growth comparisons are in constant currency terms unless otherwise indicated.

13 Brambles

Trading update

- Continue to win significant new business across all regions
  - Net new business wins in 10 months to 2 May 2009
    - CHEP USA US$30 million
    - CHEP Europe US$30 million
- Good progress on major initiatives
- CHEP USA review to be finalised by end September
- Balance sheet in good shape

14 Brambles

Initiatives to underpin future performance

- Taking actions to meet challenging and volatile conditions
  - US$160m quality investment in CHEP USA
  - Accelerated scrapping of seven million excess pallets (CHEP USA)
  - Rationalisation of facilities and operations across the globe
- Focus on further improving cash generation
  - Reduction in capital expenditure to reflect lower economic activity
  - Significant undrawn debt facilities

Doing the right thing for the long term

15

Brambles

CHEP USA review

- **Objective**: Ensure that the CHEP USA service offering remains aligned with customers' current and future needs
- **Process**: Led by management, in conjunction with external advisors
  - In depth engagement with current and potential customers
- **Timetable**: To be finalised by end of September 2009


RANGE OF PRODUCTS
MATCHING QUALITY TO CUSTOMER NEEDS
COST AND PRICE
INFRASTRUCTURE / NETWORK
CUSTOMER VALUE PROPOSITION

16

Brambles

Brambles still delivering sales revenue growth...

Unilever - 7 May 2009

"...volumes lower by 1.8%..."

"Underlying sales down in Western Europe in continue challenging market conditions."

"Market growth has been mor affected by the global economic downturn than the rest of the world, and slowed further."

Region	Volume%
Asia Africa CEE	-0.9%
Americas	-1.0%
Western Europe	-3.7%

P&G - 30 April 2009

"Volume declined five percent for the quarter driven primarily by market contractions, continued trade inventory reductions, and volume share softness following price increases in certain categories."

Profits deflate at German giants Adidas and Metro

"Adidas... saw its profits slide by 97 per cent to just €5m (£4.6m) over th first three hs of this year s sales ed by 6 per

dependent, 009

"Another steep drop in employment is on the way for April, and we expect consumers to stay cautious," IHS Global Insight economist Nigel Gault said. "Although the worst does seem to be behind us, we see consumer spending moving sideways over the next six months or so."

Wall Street Journal, 2009

...YTD sales growth in all regions demonstrates strength and resilience of Brambles' businesses

17 Brambles

2009 OPERATIONS REVIEW

Liz Doherty

Chief Financial Officer

Brambles

Strong cash flow generation


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
US$ millions
704
1,466
2,305
3,115
3,335
18%
22%
24%
25%
23%
FY05
FY06
FY07
FY08
1H09
Cumulative CF from Operations
Underlying profit margin

1. Cash flow from operations for continuing operations

19 Brambles

Strong cash flow generation

AIFRS US$M	1H09	1H08	FY08	FY07	FY06	FY05
EBITDA	**627**	**720**	**1,499**	**1,331**	**1,165**	**992**
Capital expenditure	(400)	(452)	(869)	(648)	(586)	(533)
Proceeds from disposals	41	65	134	128	122	87
Other	(47)	(67)	46	27	62	158
Cash flow from continuing operations	**221**	**266**	**810**	**838**	**763**	**704**
Discontinued operations	-	-	-	37	177	200
Significant items outside ordinary activities	(22)	(16)	(28)	(149)	(39)	-
CFO after significant items	**199**	**250**	**782**	**726**	**901**	**904**
Financing costs and tax	(126)	(147)	(370)	(236)	(341)	(282)
Free cash flow	**73**	**103**	**412**	**490**	**560**	**622**
Free cash flow after dividends			**(32)**	**(114)**	**263**	**366**

20 Brambles

Cash generation

- Primary focus on reducing pallet capex
  - P&L / cash trade-off
  - Cautious investment in new growth opportunities
- EBITDA
  - Discretionary costs
  - Restructuring
- Other
  - Working capital
  - Tax
- Capital management Initiatives
  - Dividend Reinvestment Plan
  - Share buyback remains suspended

Capital expenditure

Historical Capital Expenditure[1] Composition



1,000
800
600
400
200
0
US$ Millions
530
582
696
849
433
377
FY05
FY06
FY07
FY08
1H08
1H09
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

2008 Capital Expenditure[1] by Category



17%
10%
73%
Pallets
Containers
Other P&E

1. Capital expenditure on an accruals basis.

ROCI and BVA


600
500
400
300
200
100
0
US$ millions
17%
22%
24%
25%
24%
22%
FY05
FY06
FY07
FY08
1H08
1H09
BVA
ROCI

BVA at fixed June 2008 exchange rates

Brambles

Ensuring adequate returns

	Wood
Capital cost	$20
Revenue per issue	$5
Turns / year	3.5
Losses per issue	2%
Scraps per issue	1%
Pallet life (years)	13.3
Transport costs % sales	19%
Plant cost % sales	26%
Overheads % sales	16%
Operating costs % sales	61%
P&L account ($)	
Revenue	17.5
Operating costs	(10.7)
EBITDA	6.8
Depreciation	(1.5)
Losses	(0.6)
Underlying Profit	4.7
Profit margin	**27%**
ROCI (Underlying profit / capital cost)	**23%**
Payback (years)	**4.2**

Brambles

Ensuring adequate returns

	Wood	Other 1
Capital cost	$20	$75
Revenue per issue	$5	$5
Turns / year	3.5	3.5
Losses per issue	2%	2%
Scraps per issue	1%	1%
Pallet life (years)	13.3	28.6
Transport costs % sales	19%	15%
Plant cost % sales	26%	10%
Overheads % sales	16%	10%
Operating costs % sales	61%	35%
P&L account ($)		
Revenue	17.5	17.5
Operating costs	(10.7)	(6.1)
EBITDA	6.8	11.4
Depreciation	(1.5)	(2.6)
Losses	(0.6)	(5.1)
Underlying Profit	4.7	3.7
Profit margin	27%	**21%**
ROCI (Underlying profit / capital cost)	23%	**5%**
Payback (years)	4.2	**21.4**

25

Brambles

Ensuring adequate returns

	Wood	Other 1	Other 2
Capital cost	$20	$75	$65
Revenue per issue	$5	$5	$5
Turns / year	3.5	3.5	6.0
Losses per issue	2%	2%	1%
Scraps per issue	1%	1%	0.1%
Pallet life (years)	13.3	28.6	>30
Transport costs % sales	19%	15%	15%
Plant cost % sales	26%	10%	10%
Overheads % sales	16%	10%	10%
Operating costs % sales	61%	35%	35%
P&L account ($)			
Revenue	17.5	17.5	30.0
Operating costs	(10.7)	(6.1)	(10.5)
EBITDA	6.8	11.4	19.5
Depreciation	(1.5)	(2.6)	(0.4)
Losses	(0.6)	(5.1)	(3.9)
Underlying Profit	4.7	3.7	15.2
Profit margin	27%	21%	**51%**
ROCI (Underlying profit / capital cost)	23%	5%	**23%**
Payback (years)	4.2	21.4	**4.3**

26

Brambles

Ensuring adequate returns

	Wood	Other 1	Other 2
Capital cost	$20	$75	$65
Revenue per issue	$5	$5	$5
Turns / year	3.5	3.5	6.0
Losses per issue	2%	2%	1%
Scraps per issue	1%	1%	0.1%
Pallet life (years)	13.3	28.6	>30
Transport costs % sales	19%	15%	15%
Plant cost % sales	26%	10%	10%
Overheads % sales	16%	10%	10%
Operating costs % sales	61%	35%	35%
P&L account ($)			
Revenue	17.5	17.5	30.0
Operating costs	(10.7)	(6.1)	(10.5)
EBITDA	6.8	11.4	19.5
Depreciation	(1.5)	(2.6)	(0.4)
Losses	(0.6)	(5.1)	(3.9)
Underlying Profit	4.7	3.7	15.2
Profit margin	**27%**	**21%**	**51%**
ROCI (Underlying profit / capital cost)	**23%**	**5%**	**23%**
Payback (years)	**4.2**	**21.4**	**4.3**

27

Brambles

Strong financial ratios[1]

Leverage Ratio


3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
Net Debt / EBITDA
1.6x
1.1x
1.5x
1.6x
1.5x
1.7x
FY05
FY06
FY07
FY08
1H08
1H09

Interest Coverage Ratio


25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
EBITDA Interest Coverage
10.6x
13.8x
22.8x
10.0x
11.6x
9.8x
FY05
FY06
FY07
FY08
1H08
1H09

Ratios remain consistent with a solid investment grade credit rating

1) Calculated per covenant compliance.

28

Brambles

Net debt and gearing



3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
US$ millions
48%
36%
58%
61%
58%
65%
17%
11%
12%
17%
13%
25%
FY05
FY06
FY07
FY08
1H08
1H09
Net debt
Gearing %
Debt / Enterprise Value %

29

Brambles

Credit facilities and liquidity

- Good progress on refinancing credit facilities maturing November 2010
- As at December 2008 US$1.0bn refinanced with US$1.5bn to be refinanced by November 2010
  - FY09 interim dividend reinvestment contributed US$62m of funding
  - US$110m raised from US Private Placement debt market
  - Balance being addressed as part of ongoing refinancing
- Significant undrawn committed credit facilities

30

Brambles

Summary

- Growth despite challenging / volatile environment
  - Not immune from downturn but
  - Net new business wins
- Well positioned for economic recovery
- Major initiatives on track
- Balance sheet in good shape
- Strong business models

31 Brambles

2009 OPERATIONS REVIEW

Q&A

Brambles

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

82-5205

2009 OPERATIONS REVIEW

recall™

Your Information. Securely Managed.

11 May 2009



Brambles

2009 OPERATIONS REVIEW

recall™

Your Information. Securely Managed.

Introduction

Elton Potts

Brambles

Recall presenters



Introduction and Overview
Elton Potts, Group President and Chief Operating Officer
With Brambles since 2002
Base: USA



Recall Europe
Trace Norton, President, Recall Europe
With Brambles since 1998
Base: United Kingdom



Profitable Growth
Christian Coenen, Global Vice President, Sales and Marketing
With Brambles since 2000
Base: France

What we do

recall


Activity
Creation
Distribution
Active Usage
Sporadic Usage
Historical Retention
Destruction
Time
Document Management Solutions
Secure Destruction Services
Data Protection Services

Who we are

recall

- Document Management Solutions
  Physical and digital capture, indexing, storage and retrieval of critical documents
- Secure Destruction Services
  Confidential destruction of sensitive documents, media and other business items
- Data Protection Services
  Secure storage, protection, back-up and recovery of media and other valuable items

Lifecycle Information Management Solutions

Overview

recall

- A global leader in information management with the ability to transfer best practices across regions
- Global footprint
  - 5 continents
  - 23 countries
  - ~300 dedicated facilities
  - ~4,500 Team Members
  - Nearly 80,000 customers

Diversified revenue sources

recall

2008 Sales Breakdown

US$748 million


By service
10%
24%
66%
By region
3%
25%
45%
27%
Americas
Europe
Australia/New Zealand
Asia

* Based on actual reported rates.

How Recall makes money

recall

Annuity Businesses

- Physical document storage
- Digital document storage
- Data protection
- > 40% gross margin

Transactional Businesses

- Physical document activity
- Digital document activity
- Data back-up and activity
- Secure destruction
- < 40% gross margin

Impact of global economic crisis

recall

Customers

- Fewer transactions at financial institutions
- Increase in regulatory oversight
- Greater interest in digitisation
- Staff reductions leading to increase in outsourcing non-core activities
- Slower to launch new initiatives
- Increase in cost-driven decision making

Recall

- Slowing growth in activity-related revenue; retention levels strong
- Increase in consultative workflow
- Increased growth in digital solutions
- Growth in workflow solutions
- Commodity pricing of shredded paper halved
- Global focus on cost reduction initiatives

Paper price trends and forecast

recall


Price per tonne in US$
Europe – paper price per tonne sold (24 month trend)
135.8
2007
2008
Average monthly broad tonnage: 3,500

Reducing costs

recall

- Reduction in workforce by ~5% since June 2008
- Reduction in discretionary spending
- Review and renegotiation of supplier contracts
- Capital expenditure reprioritisation expected to yield ~US$15m additional cash for FY09

Service line growth

recall

	Sales Revenue* 1H09 US$m	YOY Growth %**	Sales Revenue* FY08 US$m	YOY Growth %**
DMS-P	220.2	7%	458.1	5%
DMS-D	18.9	14%	38.8	11%
SDS	79.0	(5%)	176.8	11%
DPS	35.0	3%	74.6	2%
Total	**353.1**	**4%**	**748.3**	**7%**

*Based on actual reported figures.
**Based on constant currency.

Business snapshot

recall

- A strong business
  - Stable business characteristics with diverse recurring revenue streams
  - Relatively resilient to economic volatility
  - Consistently positive cash flow worldwide
- A disciplined approach to global management
  - Strong, experienced management team
  - Work force focused on security and efficiency
- Focused on profitable growth for the long term


CAGR 13%
453
512
566
650
748
US$m
FY04
FY05
FY06
FY07
FY08
Revenue*
Rest of World
ANZ
Europe
Americas

* Based on actual reported rates

Recall strategy

recall


Long-Term
Stakeholder Value
BUSINESS EXCELLENCE
PROFITABLE GROWTH
EXPAND THE OFFERING
PEOPLE
SYSTEMS
SUSTAINABILITY

Value through excellence and growth

recall

- **Recall operates in an attractive, dynamic market space**
  - Total opportunity size ~US$12b+
  - Substantial opportunity in unvended market segment
  - Mega trends (legislation, privacy) shaping demand
- **We are well-positioned for growth**
  - First or second among outsourced providers in majority of countries in which we operate
  - High customer satisfaction index
  - Cross-selling opportunities
- **We have a unified focus on our long-term strategy**


Profitable Growth
Business Excellence
% Focus
FY07
Time
FY13

2009 OPERATIONS REVIEW

recall

Europe

Trace Norton

Regional strength

recall

- Strong geographic presence
- Established leaders in major geographies
- Business model adaptable to external factors
- Continued opportunity in existing and future market segment



- 9 countries
- 59 dedicated operation centres
- ~1,100 Team Members
- ~21,000 customers

Competitive landscape: DMS-P

Country	Position*
Denmark	First
Finland	First
France/Belgium	First
Norway	First
Spain	First
Sweden	First
Germany	Third
United Kingdom	Third

*Estimated position within the vended market.

- Value to Stakeholders
  - Operational consistency
  - Ease of doing business
  - Flexibility of solutions
  - Strong cash flow
  - High return on capital
  - Wholly owned and operated
  - Industry leading security
  - Focus on sustainability
  - Significant unvended opportunity

Europe overview

FY08 Country Revenue



10% / $21m*
42% / $84m*
29% / $59m*
19% / $38m*

- Spain
- France
- United Kingdom
- Rest of Europe

FY08 Service Line Revenue



14% / $29m*
11% / $21m*
2% / $4m*
73% / $148m*

- Secure Destruction Services
- Data Protection Services
- Document Management Solutions – Physical
- Document Management Solutions – Digital

* Figures represent actual reported rates, USD currency standard.

DMS-P: foundation for growth

recall

- Solid foundation to develop digital business
- Retention rates remain strong despite external factors
- Continued growth expected despite increase in digital



US$m
85
106
107
124
148
CAGR 15%
FY04
FY05
FY06
FY07
FY08
Revenue*

* Based on actual reported rates.

Digital expansion

recall

- Key piece of Europe business
- Aligned with industry trends
- Complementary to physical management offering
- Proven customer value


US$m
14
17
18
22
29
CAGR 19%
FY04
FY05
FY06
FY07
FY08
Revenue*

* Based on actual reported rates.

Data protection expansion

recall

- Business trends moving towards tape retention / data back-up
- Increased focus on comprehensive management throughout information lifecycle
- Strong synergies between Recall and existing client base
- Rapid adoption of global best practices
- FY04 – FY08 CAGR of 29%





Country profile: France

recall

- Recognized industry leader
- National coverage
  - 24 Information Centres
  - 14 Cities
  - ~350 Team Members



59
51
44
44
37
CAGR 13%
US$ Millions
FY04
FY05
FY06
FY07
FY08
Revenue*

* Based on actual reported rates.





Business excellence at work

recall

- Customer Satisfaction
- Security
- Efficiency
- Sustainability

Customer satisfaction

recall

- Annual third-party measurement
- Recall ranks in top 1/3 (of 450,000 global service provider surveys) in 4 critical customer areas
  - Overall rating
  - Competitive advantage
  - Likelihood to recommend
  - Likelihood to repurchase
- Leadership in key areas of customer value
  - Professionalism
    - Service quality
    - Ease of doing business
  - Secure management of information
  - Relationship management

Security

recall

- Global leadership and oversight by industry experts
- Stringent minimum security standards worldwide
- Facility security standards
  - Biometric access
  - Fire detection and suppression systems
  - Electronic firewalls
- Vehicles
  - Advanced vehicle alarm programs
  - Satellite navigation systems (GPS)
- People
  - Maximum background and security checks permissible by local law
  - Ongoing safety and security training programs
  - Safety and security adherence measurement
  - Cultural focus on safety and security

Efficiency

recall

- Six Sigma
  - Significant DSO improvement achieved in four countries
- Lean/Kaizen approach to continuous improvement
  - UK facility productivity improvement of 40%
- Benchmarking and best practice adaptation
  - Sales force activity measured by individual, by country
- RFID
  - Patented three-way tag
  - Increased speed, accuracy and efficiency of audits





Sustainability

recall

- London Mega Centre (LMC)
  - Site consolidation
  - B31 rated Energy Emission Control
  - Modular design for growth-driven expansion
- Canly, France
  - Natural landscape-driven design
  - Rainwater collected for facility usage
  - Natural light optimization
  - Solar powered heating
- Pan-European sustainable carton supply
- Recycled paper equivalent to 1 million trees*

CARBON TRUST



*Source: *Recycled Paper: The essential Guide*, Cambridge, MA, 1992.

Strong leadership team

recall

- Continuous investment in safety and security training
- Employment satisfaction measured globally
- Diversity amongst leadership and throughout the organisation


Belgium
Brazil
Denmark
France
Germany
India
Philippines
Malaysia
Norway
Singapore
Spain
Sweden
Thailand
Other
United States
United Kingdom
Australia

Summary

recall

- A robust service model delivering solid growth
- Solutions aligning with customer and industry trends
- Continued opportunities in existing and future geographies
- Focus on continued growth over the long term

2009 OPERATIONS REVIEW

recall

Profitable Growth

Christian Coenen

Brambles

Key messages

recall

- Market trends and our business focus are aligned
- Our approach to profitable growth
  - Organic growth through business excellence
  - New business in selected and tested geographies and vertical industries
  - Develop business solutions based on innovative capabilities
- Market research confirms our sales approach

Industry trends

recall

- Legislation
  - Increased oversight
  - Companies increasingly attuned to cost of non-compliance
- Privacy
- Outsourcing
  - Overhead reduction
  - Risk mitigation
  - Industry expertise
  - Focus on core competencies
- Information and business process outsourcing (BPO)

Business solutions

recall

External Factors		Recall
Global standardisation	→	Operational consistency
Financial responsibility	→	Disciplined management Dedicated operating centers Outsourcing partner
Increasing regulatory governance	→	Industry expertise
Corporate sustainability	→	Financial strength and stability Environmental conservation

Global opportunity

recall

- Multi-national customers
- Cross-selling programs
- Capitalise on unvended segment through sales efficiency
- Provide flexibility through innovation
  - Common operating platform
  - Menu of services
  - Standard operating procedures (SOPs)
- Best practice identification and duplication

The move to outsourcing

recall

- Reasons for outsourcing
  - Free up space and internal resources constraints
  - Tracking and higher security
  - Regulatory compliance
- Importance of services
  - Retrieval of specific file(s) at any time
  - Security and digital storage
  - On-site carton collection
- Importance when selecting vendor
  - Ability to retrieve file(s) and destroy at end of lifecycle
  - Security procedures
  - Ability to manage information throughout the lifecycle


NUMBER OF USERS
SDS
Legacy
OnCall
ReFile
Pronto!
ReView
DMS
RETRIEVALS VOLUME



Market opportunity and position: DMS-P
recall
Total Opportunity*
6%
28%
66%
Recall
Unvended
Other Vended
Recall Position per Country**
8%
1%
1%
40%
50%
Leader
#2
#3
#4
#5
*Source: Boston Consulting Group, 2008.
**Estimated position within the vended market.
37
Profitable Growth
Brambles



Reaching the market
recall
SUSPECTS
Total Available Market
Selected Available Market
Market Platform
Market Platform Visit
Available Market
PIPELINE
Prospect
Qualification
Develop Solution Plan
Proposal
Negotiation
Conclusion
Account Management
UNIVERSE
Data
IN
BEST FEW
Data suggests a potential fit
Data suggests a possible partnership
Data verifies a possible partnership
Clearly defined next steps / success rate management
38
Profitable Growth
Brambles

Our customers

recall

Business Vertical

- Finance and Banking
- Legal
- Insurance
- Healthcare
- Government
- Media
- Retail
- Professional services

Business Footprint

- Global companies
- International corporations
- Regional businesses
- Sole proprietorships
- Emerging markets

Emerging market profile: India

recall

- Currently present in Mumbai, Chennai, Bangalore, Delhi
  - 5 fully dedicated operations centres
  - Expansion for national coverage under way
  - Wholly owned operation since late 2007, lifting pre-existing JV restrictions
- Steady growth in all business lines
  - BPO focus aligned with market movement towards outsourcing
- Capital investment aligned with customer need
  - Wholly owned operation
  - Leverage highly unvended market


CAGR
62%
US$ Millions
0.4
1.2
1.5
1.9
2.4
FY04
FY05
FY06
FY07
FY08
Revenue*

* Based on actual reported rates

Summary

recall

- Recall anticipates needs in the global marketplace
- Agility
  - Long-term customer solutions
  - Sustainable partnerships
  - Innovation
  - Performance measurement
  - Continuous improvement
- Recall provides solutions for – and grows with – a diverse customer base

Globally focused on profitable growth

2009 OPERATIONS REVIEW

recall

Recall Overview

Elton Potts

Financial strength and stability

recall

- Solid profit and cash flow despite external factors
- Disciplined approach to fiscal management
- Flexible business model
  - Expansion
  - Investments
  - Partnering with customers
- Cash flow from operations provides sufficient funds for capital expenditure to support planned growth

Summary

recall

- A strong business
- A disciplined approach to global management



CAGR 13%
453
512
566
650
748
US$m
FY04
FY05
FY06
FY07
FY08
Revenue*
Rest of World
ANZ
Europe
Americas

Profitable growth through multiple revenue sources

* Based on actual reported rates.

2009 OPERATIONS REVIEW

Q&A

Brambles

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

12 May 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Investor Information Presentation

Enclosed is the CHEP Europe, Middle East and Africa (CHEP EMEA) Overview presentation which will be given at today's session of the Brambles 2009 Operations Review in Madrid, Spain, commencing at 8.30 am Madrid time (4.30 pm Sydney time).

The presentation will be led by CHEP EMEA's Group President, Mr Tom Gorman.

A webcast of the presentation will be available on Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00051191}

2009 OPERATIONS REVIEW

CHEP



CHEP EMEA

12 May 2009

Brambles

Agenda – Tuesday, 12 May

CHEP

Welcome and CHEP EMEA Introduction	Tom Gorman
CHEP EMEA Metrics Review	James McCarthy
Break	
CHEP Europe Overview	Peter Mackie
CHEP Europe Growth	Christophe Loiseau James Dinsdale Nigel Branch Laurent Le Mercier
Lunch	
CHEP Europe Customer Satisfaction	John Riley
Break	
CHEP Europe Cost Performance	Carmelo Alonso-Bernoala Toby Black Enrique Garcia
CHEP Europe Wrap-up	Tom Gorman

2 EMEA Intro & Metrics

Brambles

EMEA Leadership Team

CHEP

Tom Gorman
Group President
CHEP EMEA
Joined Brambles in 2008

Peter Mackie
President
CHEP Europe
Joined Brambles in 2001

Jurie Welman
President
CHEP ME&A
Joined Brambles in 2000

Andy Suddons
SVP
HR
Joined Brambles in 2006

James McCarthy
SVP
CFO
Joined Brambles in 2008

James Dinsdale
SVP
Strategy & Business Development
Joined Brambles in 1999

Giuseppe Sanna
SVP
Legal General Counsel
Joined Brambles in 2004

EMEA Leadership Team

CHEP

Tom Gorman (48)
- 1 year with CHEP
- Global experience – US, Europe, Australia
- Most recently President, Ford Australia

Peter Mackie (43)
- 7 years with CHEP
- Appointed President, CHEP Europe in July 2008
- Previously held senior roles with Boots PLC and The BOC Group

Jurie Welman (51)
- 9 years with CHEP
- Initiated CHEP's business in the Middle East
- Previously 14 years with food manufacturer Nola, rising to CEO

EMEA Leadership Team

CHEP

James McCarthy (43)
- 1 year with CHEP
- Formerly with ICI and Unilever
- International experience
  – UK, Netherlands and Switzerland

James Dinsdale (43)
- 10 years with CHEP
- Appointed Senior Vice President Strategy & Business Development in 2008
- Prior to joining CHEP worked in the Chemical Industry and Retailing

Andy Suddons (48)
- 3 years with CHEP
- Formerly with ICI and Unilever
- International experience
  – UK, Netherlands and US

Giuseppe Sanna (46)
- 5 years with CHEP
- Previously General Counsel for a division of GE and Reckitt Benckiser
- International experience
  – UK, Italy, US and France

EMEA business philosophy

CHEP

- Define the priorities
  - Customer Satisfaction & Quality
  - Cost Competitiveness
  - Growth
  - People
- Organise to deliver
- Establish a rhythm for the business
  - Business reviews
  - Management processes
- Establish appropriate metrics
  - Measure performance
  - Drive the business

Organise to deliver – Europe

CHEP

From functional orientation...


President Europe
SVP Customer Service
SVP Distributor Sales
SVP Containers
SVP Plant Operations & Logistics
SVP General Counsel
SVP HR
Director Perfect Trip
VP Asset Management
CFO Europe

...to market orientation


President Europe
SVP, Western Europe & Strategic Marketing
SVP, Supply Chain
SVP HR
CFO
CGM Germany
CGM France
CGM Benelux
VP Strategic Marketing
CGM Italy, CEE & SEE
CGM Scandinavia
CGM Poland
GM Automotive
CGM Iberia
CGM UK & Ireland

7 EMEA Intro & Metrics Brambles

EMEA strategic priorities

CHEP

- Profitable Growth: Creating value for existing and new customers
  - Grow what we know as fast as we can
  - Exploit our capabilities to extend and grow geographically/services
  - Margin focus is a must
- Customer Satisfaction and Quality
  - Operational Excellence, Value for Money and Collaborative Innovation
- Cost Competitiveness
  - Optimise the full supply chain
  - Eliminate waste and continuously improve through standardisation and asset control
  - Generate cash to fund growth
- People
  - Zero Harm. Retain, motivate and attract good people

8 EMEA Intro & Metrics Brambles


Brambles strategy
CHEP
Long-Term
Stakeholder Value
CUSTOMER SATISFACTION & QUALITY
OPERATIONAL EXCELLENCE & SUSTAINABILITY
GROWTH
PEOPLE
SYSTEMS
9
EMEA
Intro & Metrics
Brambles


2009 OPERATIONS REVIEW
CHEP
Q & A
CHEP EMEA
Brambles

2009 OPERATIONS REVIEW

CHEP

CHEP EMEA
METRICS REVIEW



Brambles

EMEA – Metrics Review

CHEP

- Agenda
  - Context
  - Key Measures
  - Performance

Brambles

EMEA – Geographic context

CHEP

All numbers are for the year ended 30 June 2008 and at actual exchange rates



CHEP Americas

Sales (US$)	1,581M
Underlying profit[1] (US$)	484M
Und. profit margin	31%
CFO[2] (US$)	365M
Pallets	101M

CHEP EMEA

Sales (US$)	1,642M
Underlying profit[1] (US$)	397M
Und. profit margin	24%
CFO[2] (US$)	296M
Pallets	132M

CHEP Asia-Pacific

Sales (US$)	387M
Underlying profit[1] (US$)	96M
Und. profit margin	25%
CFO[2] (US$)	58M
Pallets	18M

1) Underlying profit is profit from continuing operations before finance costs, tax and Significant items.
2) CFO refers to cash flow from operations.

EMEA – FY08 sales revenue

CHEP

All numbers are for the year ended 30 June 2008 and at actual exchange rates

By country


28%
23%
14%
8%
7%
20%
UK & I
Iberia
France
Germany
South Africa
Others

By product


16%
35%
33%
9%
7%
B1208
B1210
Automotive
RPC
Other


EMEA – FY08 sales revenue by customer size
CHEP
All numbers are for the year ended 30 June 2008 and at actual exchange rates
Top 5
13%
6 - 20
13%
21 - 100
22%
Other
52%
15
EMEA Intro & Metrics
Brambles


EMEA – Key measures
CHEP
Sales revenue
Transport costs
Plant operations
Depreciation
Net gains on disposals of PPE
IPEP expense
Other operating expenses
Underlying profit
16
EMEA Intro & Metrics
Brambles

EMEA – Sales revenue

CHEP

- Sales revenue
- Transport costs
- Plant operations
- Depreciation
- Net gains on disposals of PPE
- IPEP expense
- Other operating expenses
- Underlying profit

→

- New business
- Pricing model
- Net wins
- Organic volume
- Revenue per issue


CHEP EMEA
SALES CAGR
FY05 to FY08 ~ 8%

Profitable growth at competitive pricing

EMEA – Transport costs

CHEP

- Sales revenue
- Transport costs
- Plant operations
- Depreciation
- Net gains on disposals of PPE
- IPEP expense
- Other operating expenses
- Underlying profit

→

- Unit cost of collection
- Unit cost of delivery
- Relocation cost
- Transportation ratios
- Customer service


CHEP Europe – Transportation cost ratio
actual rates
(Transportation costs / Sales)
28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Network optimisation

EMEA – Plant costs

CHEP

- Sales revenue
- Transport costs
- Plant operations
- Depreciation
- Net gains on disposals of PPE
- IPEP expense
- Other operating expenses
- Underlying profit

→

- Damage ratio
- Cost per inspection
- Cost per repair
- Plant stock coverage
- Customer complaints


actual rates
CHEP Europe – Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Efficient inspection & repair

EMEA – Depreciation

CHEP

- Sales revenue
- Transport costs
- Plant operations
- Depreciation
- Net gains on disposals of PPE
- IPEP expense
- Other operating expenses
- Underlying profit

→

- Capital expenditure
- Growth capex
- Replacement capex
- Timber/plastic prices
- Cycle times
- Pallet stock cover


CHEP Europe - New equipment issue ratio
actual rates
(Pallets purchased / Total issues)
12%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Capital efficiency

EMEA – IPEP expense

CHEP

- Sales revenue
- Transport costs
- Plant operations
- Depreciation
- Net gains on disposals of PPE
- IPEP expense
- Other operating expenses
- Underlying profit

- Control ratio
- Leakage ratio
- Audit completions


actual rates
CHEP Europe – Control ratio
(Returns + Recoveries / Total issues)
98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Asset control

EMEA – Financial performance

CHEP

All numbers are for the year ended 30 June 2008 and at actual exchange rates

for the year ended 30 June 2008	Global (US$/%)	EMEA (US/$%)
Sales revenue	100	100
Transport costs	(19)	(21)
Plant operations	(25)	(24)
Depreciation	(11)	(11)
Net gains on disposals of PPE	1	2
IPEP expense	(3)	(3)
Other operating expenses	(16)	(19)
Underlying profit	27	24

EMEA – Sales and Underlying Profit

CHEP

$m at actual rates

Underlying Profit


CAGR FY05 to FY08 16%
400
300
200
US$ millions
255
300
332
397
20%
22%
23%
24%
FY05
FY06
FY07
FY08
25%
24%
23%
22%
21%
20%
Underlying profit margin

Cash Flow & ROCI


400
300
200
US$ millions
299
307
364
296
18%
23%
26%
25%
FY05
FY06
FY07
FY08
29%
27%
25%
23%
21%
19%
17%
15%
ROCI

Solid profit and cash flow generation

2009 OPERATIONS REVIEW

CHEP

Q & A

CHEP EMEA METRICS REVIEW

Brambles

2009 OPERATIONS REVIEW

CHEP

CHEP EUROPE



Brambles

Market overview

CHEP

REVENUE (Global/Europe)	PRODUCTS (Europe)	POOL SIZE (Global/Europe)	CUSTOMERS (Europe)	COMPETITORS (Europe)	KEY DIFFERENTIATOR
Pallets 87% / 84%		251m/127m	Procter&Gamble, Nestlé, DANONE, TESCO	• EPAL • LPR • IPP	Scale & Pooling Network
RPC 5% / 6%		39m/33m	Carrefour, TESCO, Auchan	• EPS • IFCO • Polymer Log	Scale & Pooling Network
Automotive 5% / 9%		11m/9m	Ford, INERGY, SUZUKI, BOSCH, GM	• GEFCO • VW Logistics • Volvo Logistics	Scale & Pooling Network

Competitive Advantage

CHEP

- **23** Countries

1975	*UK*
1978	*Belgium, the Netherlands, Luxembourg, Ireland*
1980	*France*
1984	*Germany*
1988	*Spain*
1991	*Italy*
1993	*Portugal*
1996	*Austria*
1997	*Denmark, Finland, Norway, Sweden, Switzerland*
1998	*Greece*
1999	*Czech Republic, Poland*
2000	*Hungary*
2002	*Slovakia*
2005	*Turkey**
2006	*Slovenia*

* Automotive only



27 Europe Overview Brambles

Competitive Advantage

CHEP

- **23** Countries
- **151** Service Centres and **39** TEM locations



28 Europe Overview Brambles

Competitive Advantage

CHEP

- **23** Countries
- **151** Service Centres and **39** TEM locations
- **35,000** Emitter locations


SC
350 Es

Competitive Advantage

CHEP

- **23** Countries
- **151** Service Centres and **39** TEM locations
- **35,000** Emitter locations
- **300,000** Distributor locations


350 Es
2,000 Ds

Competitive Advantage

CHEP

- **23** Countries
- **151** Service Centres and **39** TEM locations
- **35,000** Emitter locations
- **300,000** Distributor locations



Competitive Advantage

CHEP

- **23** Countries
- **151** Service Centres and **39** TEM locations
- **35,000** Emitter locations
- **300,000** Distributor locations

63% of this customer's movements are cross-borders



Competitive Advantage

CHEP

- **23** Countries
- **151** Service Centres and **39** TEM locations
- **35,000** Emitter locations
- **300,000** Distributor locations
- Every day
  - We conduct **770** site visits
  - And get **6,000** trucks on the road (inc. recovery)
  - To deliver **1.2M** issues to our customers
  - Allowing them to fill more than **25,000** truckloads of goods


SC
350
Es
2,000
Ds

Growth Strategy

CHEP

1. Geographic Expansion
   - Accelerate penetration with core offer in infant CHEP markets
   - Selected new market entries
2. Increase existing product penetration
   - Display pallets, RPC & Automotive
3. New sector development
   - Building sector, Pharmaceutical……….
4. New product & service development
   - RPC range extension
   - H1 services
5. Retain existing customers
   - Service delivery and collaborative innovation

2009 OPERATIONS REVIEW
CHEP EUROPE

Q & A
CHEP EUROPE

Brambles

2009 OPERATIONS REVIEW

CHEP

CHEP EUROPE
GROWTH



Brambles


Horizons of Growth
CHEP
HORIZON 3
Create viable options
HORIZON 2
Build emerging businesses
HORIZON 1
Extend & defend our core business
Tactical & Strategic
37
Europe Growth
Brambles


European FMCG pallet opportunity
CHEP
Total FMCG pallet opportunity worth US$3.5 billion
Other
IPP*
LPR
White Wood
CHEP
*FMCG, excluding Consumer Electronics
38
Europe Growth
Brambles

White Exchange by country

CHEP


Germany 26%
Italy 20%
Poland 17%
Germany
Italy
Poland
France
Scanda
Iberia
Greece
UK&I
Central Europe
Eastern Europe

39 Europe Growth Brambles

2009 OPERATIONS REVIEW

CHEP

What is White Exchange?

Brambles

White Exchange

CHEP


Emitter
Distributor

Critical Success Factors

- Standard Equipment
- Standard Rules
- Availability of Exchanges
- Standard Quality

Recovering pallets is complex

CHEP

- If you need 1200x800mm pallets, and the truck has empty half-pallets on board?
- If your business is seasonal, will you have to wait until the end of the season?
- If the truck could be used to move goods, and your pallets are in the way?
- If the customer to whom you delivered onward ships the goods?
- If your customer collects on an ex-works basis?
- If you have to wait for 2 hours?

Can you re-use White Exchange pallets?

- If you need better-than-average quality and you get back average quality?
- If average quality includes a substantial number of broken pallets?
- If your products are heavy and will be stored in racking?
- If you use automated palletisers, conveyors or storage systems?
- If your products are sensitive to moisture, and require dry or heat-treated pallets?

White Exchange requires…

- **Administration** – to record who owes you pallets and enable you to chase debts
- **Transport** – to recover the owed pallets, and to cover the delays and diversions associated with white exchange
- **Inspection / Quality checking** – to inspect and, if necessary repair, the exchanges you receive
- **Handling & Storage** – to load and unload trucks, feed quality processes, store seasonal surpluses
- **Procurement** – to buy pallets to support growth, to replace pallets you don't recover, or those you need to scrap

2009 OPERATIONS REVIEW

CHEP

White Exchange Winners & Losers

Brambles

White Exchange "Winners" & "Losers"

CHEP

- Market research shows that the costs of white pallet exchange are very different across the pool, following a normal distribution curve



Winners
Losers
Low costs
Average costs of white exchange
High costs

Variation in the cost of White Exchange…..

Administration
- Number of balances to manage (1 per supplier, haulier & customer)
- Administration System Integration
- Clarity of Roles & Responsibilities
- Speed of identification & resolution of issues

Transport
- Distance
- Use of "own fleet" or dedicated fleet vs contracted haulage
- Opportunity cost of space
- Delays loading & unloading
- Unexpected non-availability of exchanges

Procurement
- Volume required for Growth
- Volume required to cover peaks (seasonality, new product launches)
- Volume required to replace scrap
- Volume required to replace losses
- Ability to pass on cost of losses
- Grade of pallet purchased
- Price of pallets
- Cost of Capital

Inspection/Quality
- Quality Requirement:
  - •Racked for storage?
  - •Product weight
  - •Handling Methods
- Quality Available in Exchange

Handling
- Variety of Equipment Types
- Variation in stock (seasonality, new product launches)
- Exchange in part or full loads
- Supporting the quality processes

Characteristics of White Exchange "Winners" & "Losers"



No Automation
Low Quality needs
High % of Pallet Recovery Rate
Daily ⇒ Weekly Deliveries
Own Transport Fleet
Regional Distribution Network
Multiple Sites same product
Single Site
International Distribution Network
3PL Transport Fleet
Bi-Weekly ⇒ Monthly Deliveries
Low % of Pallet Recovery Rate
Automated Prod. & Warehousing
LOW COSTS
Average price on white Exchange
HIGH COSTS

Experience demonstrates the range... CHEP

		White Exchange	
		Low	High
Where to recover from...	Administration	€0.10	€0.50
Getting them back...	Recovery	€0.20	€3.00
Ensuring conditioning...	Quality	€0.50	€2.00
Replacing where necessary...	Procurement	€0.30	€3.00
	Average range	**€1.30**	**€5.50**

Countries are different, in the split of cost between E, T and D CHEP



Country A
Country B
Emitter
Transporter
Distributor
Country C
Country D

The approach to be adopted differs from one country to the next

2009 OPERATIONS REVIEW

CHEP

Value Chain Study

Brambles

What is a Value Chain Study?

CHEP

- An assessment of the full cost associated with (1200x800mm) white pallet exchange:
  - Showing all the supporting activities
  - Carried out by the customer, their sub-contractors and trading partners
  - Appropriate scope and detail included
  - Based on data, not on perception


Suppliers
Warehousing
& Transport
You
Sub-contractors
Customers

Value Chain Study
Summary Output

CHEP



Cost
Base Case
Sensitivity
Supplier
€ XX
W/H
€XX
Ts
€ XX
Total Supply
Chain Cost
€ XX
€ XX
(% purchase)
€ XX
(Damage Ratio)
Total Supply
Chain Cost
€ XX
Supplier
€ XX
W/H
€XX
Ts
€ XX

Network Value Map

CHEP

- The map, flows and quantities become an integrated model, so changes in the map update the whole model
- The exchange activities at each location can be identified, scaled and costed
- Integrated Reporting in tabular or graphical formats
- Different projects and scenarios compared
- All maps, data and reports may be exported in various formats



2009 OPERATIONS REVIEW

CHEP

Germany

Brambles

Market study in Germany

CHEP

Transporter	Logistic Service Provider (3PL)	Manufacturer	Retailer
• Fragmented • In general bear most of the hassle associated with EPAL	• Can push some costs to third party transporters (when used)	• Mostly satisfied with quality of EPAL pallets • Define "rules of the game" which are tailored to their needs	• Can "block" choice of pallet system in their supply chain • Potentially benefit from white exchange system

56 Europe Growth Brambles

Market study in Germany

CHEP

Transporters bear most of the costs of EPAL (White Pallet Exchange)



Costs per pallet trip by player
(in €)
3.0
2.0
1.0
0.0
~70%
~20%
~5-10%
< 5%
~2.5
Direct
Indirect
~0.6
~0.3
~0.2
Transporter
Logistic Service Provider (3PL)
Manufacturer
Retailer

Market study in Germany

CHEP

Total average cost: ~€ 3-4 per pallet trip



Cost per pallet trip (in €)
4.0
3.0
2.0
1.0
0.0
Average market data
~0.8-1.1
~0.2-0.35
~1.4-1.9
~0.7
~3.0-4.0
Costs can vary significantly based on individual supply chain characteristics
Quality
Loss
Recovery
Admin & Other
Total
1
2
3
4
Direct costs
Indirect costs

Market study in Germany

CHEP


Direct
(Quality / Loss)
Indirect
(Recovery
Administration
& others)

Germany
Key actions

CHEP

- Demonstrate the total cost of ownership
  - Market study
  - Cost allocations
- Sell the total cost of ownership
  - Engaging trade associations/representative bodies
  - Promote the concept in trade journals/publications and conferences
  - Demonstrate the cost and value options of CHEP vs. white exchange
  - Build on current supply chain questions re. value of white exchange
- Identify winners & losers
  - Value Chain studies at major prospects
  - Engaging the LSP/Transporter sector (resources/visits)
  - Partnering with Major LSPs

2009 OPERATIONS REVIEW

CHEP

Poland

Brambles

The potential of each segment evaluated using 4-criteria segmentation

CHEP

Each segment's potential was evaluated on the basis of 4 criteria


1-10 points
1-6 points
VOLUME
MODERN TRADE
CONSOLIDATION
FUTURE GROWTH
1-3 points
1-5 points

The Results...



25
20
15
10
5
0
We chose the segments that scored over 10 points
1-10 points
1-6 points
VOLUME
MODERN TRADE
CONSOLIDATION
FUTURE GROWTH
1-3 points
1-5 points

63 Europe Growth Brambles

Categories within each segment identified

The main players in each category identified using different information sources.

Data Base



- Orbis data base with list of companies operating in the Polish market

Internet/Press

- Internet
- Trade Press



Retail visits



- Inspection at retail sites – mostly *hyper/supermarkets*

Experts/Customers

- Expert knowledge
- Customer meetings
- Associations



64 Europe Growth Brambles

Dry Food
Dough and dessert category

CHEP


Company 1
Company 2
Company 3
Company 4
Company 5
Company 6
Company 7

Market survey
Methodology

CHEP

- Survey conducted February – April 2008
- 75 two hour interviews:
  - 38 Manufacturers
  - 10 Transporters/Logistic service providers
  - 12 Distributors
  - 3 Associations
  - Some required additional interviews to capture input from different functions
- Findings presented at a Pallet Management Conference in Warsaw on 1 October 2008

Market survey
Feedback from respondents on White Exchange

CHEP

"More manipulation in the white exchange system – giving scrap in the return for brand new pallets."

"Price of over 30 złoty for new pallets compared to 15 złoty in 2004."

"My team is spending more and more time inspecting pallets."

"I am scrapping more pallets than ever."

"More pallet thefts."

"General chaos in the market caused by the new law."

"Distributors try to put the whole responsibility for pallet return and all the associated costs on the suppliers."

"The burden of the cost of pallets will have to be moved onto the final customer."

"Businesses are beginning to realise that pallets costs money."

Market survey
Summary of findings

CHEP

95% of interviewed organisations didn't know:

- Where they lost pallets
- How many pallets are lost to pilfering and at which point in the supply chain
- They are buying pallets from suppliers
- They are potentially buying more pallets than they need

Common problems and misconceptions:

- Pallet balance = how many pallets there are in the warehouse
- Quality is an important factor not captured in control processes
- Lack of due diligence – pallets are transported in and out, purchased, scrapped and repaired without appropriate monitoring
- Damaged pallets and repair process are mostly out of control of responsible management
- Pallets are very seldom subject to budgeting
- No interviewed company measured the total costs of its pallet management system correctly, taking into account all the direct and indirect costs

Market survey
Four main conclusions

CHEP

- Organisations do not correctly manage their pallet flows in terms of volumes
- Organisations do not calculate their total cost of pallet management
- Hardly any organisation has developed a single point of internal ownership and adequate processes
- Current pallet management systems give rise to multiple procedures and processes, disputes and generate additional costs

Current Opportunity

Convert to CHEP pooling

69 Europe Growth Brambles


Horizons of growth
CHEP
HORIZON 3
Create viable options
HORIZON 2
Build emerging businesses

Innovation
Strategic Themes

CHEP

		STRATEGIC THEME	DEFINITION
GEOGRAPHIES	WITHIN	Extend pooling to other sectors	Same core business in more sectors
GEOGRAPHIES	WITHIN	Service offer development	Address specific market needs
GEOGRAPHIES	OUT	Extend pooling to New Geographies	Replicate core business in new geographies
PRODUCTS	NEW	Develop new products to capture adjacencies	Product does not exist and/or requires development
PRODUCTS	EXISTS	Leverage pooling capability in existing circuits	Existing product, not pooled by CHEP
SERVICES	NETWK	Develop new Network-based services	Services that leverage our network and relationships
SERVICES	DATA	Develop new Information based services	Services that leverage our end-to-end supply chain visibility
		Game changers	Global themes that straddle many of the above. Unclassifiable wild cards.

Clear classification hierarchy

71 Europe Growth Brambles

Process
Stage gate

CHEP





Rigorous prioritisation mechanism

72 Europe Growth Brambles


Innovation
Emerging staircase
CHEP
Visual representation of strategic themes for the organisation
DATA TO VALUE
NETWORK
PLATFORM
Data visibility and capture
Service Centre & Logistics Network
CEM
TEM
TPM
RSC
RPC Meat & Fish
RPC F&V BNL/Italy
Auto
Display
RPC F&V UK/Iberia/ SA
Middle East / Scanda
CEE
Italy/ Germany
Iberia/France/ Benelux
South Africa
Pallets UK
Intelligence
Transport
Operations
Product
Geography
Leverage relationships
Leverage people and competencies
1973
1978
1980
1985
1990
1995
2000
2004
2007
2008
2010
2012
2014
73
Europe Growth
Brambles


BU Engagement
Objectives
CHEP
Execute & Monitor
Clarify
Analyse
Create
Select
Articulate
Plan
Align
Brambles Strategy Cycle
1) Improve BU strategy development
better understanding of strategy
better market data
better analysis
better insights
better ideas
2) Improve BU strategy execution
better strategy articulation
better organisational alignment
better planning
better execution of strategic initiatives
better monitoring & learning
Building a mindset & competency that enables us to improve strategy development & execution
74
Europe Growth
Brambles

Geographic expansion
New market scan methodology

CHEP


Market Attractiveness
4.0
3.8
3.6
3.4
3.2
3.0
2.8
2.6
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
Ability To Win
Hungary
Poland
Czech Republic
Greece
Slovenia
Existing geographies
Possible new geographies

Some attractive opportunities

75 | Europe Growth | Brambles

Geographic Expansion
Unearthing levers and red flags

CHEP

	Existing		Possible Target Geographies					
	Czech Rep.	Slovenia	Country A	Country B	Country C	Country D	Country E	Country F
Demographics (Landmass, distribution)								
Consumption (BPEUs)								
Modern Trade %								
Top 10 Es (Familiar / BPEUs)								
Top 5 Ds (Familiar / concentration)								
Non-Food share of Grocery								
Food share of spend								
International Trade openness								
Comments	Grow	Just collect imports	Launch 1st (E Push, D Pull)	Easier 2nd (E Push, D Pull)	Difficult 2nd (E Push, D Pull)	No near-term action	No near-term action	No near-term action

Further analysis defines their readiness

76 | Europe Growth | Brambles

Summary

CHEP

Horizon 1

- Good progress on identifying the "winners" leading to a strong pipeline with high conversion rate
- We have gained traction in Germany and domestic 1208s now growing fast
- Poland segmentation approach is working enabling growth in excess of 30%

Horizon 2 & 3

- We have built our staircase and defined a path towards the next five years

77 Europe Growth Brambles

2009 OPERATIONS REVIEW

CHEP

Q & A

CHEP EUROPE GROWTH

Brambles

2009 OPERATIONS REVIEW

CHEP

CHEP EUROPE CUSTOMER SATISFACTION



Brambles

Customer Satisfaction
Strategic Marketing

CHEP

Customer Satisfaction is one of CHEP's strategic priorities:

- Customer Satisfaction & Quality, People, Growth, Cost

- European Strategic Marketing incorporates:
  - Product Marketing
  - e-Trading / Transactional Data Management
  - Process Improvement
  - Communications
  - The Growth and Commercial Support Team
- The Strategic Marketing team use Voice of Customer (VoC), Voice of Business (VoB), process improvement and data analytics to drive Horizon 1 programmes that support Country & European initiatives in all 4 Pillar areas.

Customer Satisfaction
VoC – Priorities to be addressed

CHEP

Priority areas identified by customers in FY08 TRI*M survey


Collection
Invoicing
Balances and Tracking
Delivery
Contact with CHEP
Pallet quality
Ordering and other electronic systems
Pricing
Transfers and exchanges
Pallet quantity/supply

Customer Satisfaction
Listening and Responding – Initiatives

CHEP

- Declaration Excellence
- FOCUS
- BlueZone – Portfolio+Plus Upgrade
- Invoice Simplification


Customer Satisfaction
Listening & Responding - Process
CHEP
Listening
V o C.
• TRI*M Survey
• Face to Face contact
• Focus Groups
• In Country Surveys
• VoB
Data
• Contact Data (Siebel)
• Activity Data (SAP)
• Correction Volumes
• Debt
• Disputes
• ETC
Analysis
Specific Needs identified
Process Improvement Tools
• Data Analysis
• Six Sigma
• LEAN
• Data Stratification
• Etc
Responding
V o C. validation
Solution Development
DFSS & Other Tools
Deployment
Communication Programme
83
Europe Customer Satisfaction
Brambles

Listening and responding – initiatives FOCUS

CHEP

- CSO Structure
- LEAN'ing the key processes
- Contact Management System

84 Europe Customer Satisfaction Brambles

Listening and responding – initiatives Declaration Excellence

CHEP

- Corrections – Understanding the root causes of errors
- Reducing Complexity
  - Translation Tables
  - Global Location Numbers (GLN)
- "Sherlock" the replacement for CHEP's transaction matching system

85 Europe Customer Satisfaction Brambles

2009 OPERATIONS REVIEW

CHEP

The Blue Zone program

Upgrading PORTFOLIO+PLUS

Brambles

Listening & Responding
BlueZone – Portfolio+Plus Upgrade

CHEP

- Portfolio+Plus is CHEP's B2B online system for customers and customer facing staff
- The Vision for the system is:
  "A Customer can do everything they want to do - online"
- CHEP has listened to its customers via
  - TRI*M,
  - Focus Groups,
  - Online surveys and
  - Face to face meetings
  - Data analysis around customer contact behaviour

87 Europe Customer Satisfaction Brambles


CHEP PORTFOLIO+PLUS
Orders & Collections
Transactions
Inventory Audit
Account Overview
Administration
EXPERIENCE MORE, RIGHT NOW!
After you've explored the new site, tell us what you think! Click here to leave us feedback
More >>
Quick Links
Enter Transactions
Report and/or review your equipment movements.
Enter Orders
Enter and/or review orders.
Stock Balance
View inventory levels for your managed locations.
Invoices
Retrieve a copy of your invoice.
Transaction Summary
View a summary of your equipment movements.
Transaction Detail
View your equipment movements in detail
Find
Find Location
Find a location on the CHEP Program.
Account
Dashboard - Trends
Latest Activity
News (3)
New features added to your Portfolio+PLUS! 28/01/09
Complete your self-audits, view collections through real-time online tracking of all your scheduled returns and raise a Service Request directly with our Customer Services team and track progress online.
New Functionality Added 02/01/09
In response to your feedback, CHEP has been working on enhancements to the Portfolio+PLUS system. These new features include the ability to view your account activity, using graphs and tables, and to easily monitor the performance of your account.
Digital Signatures reduce the impact on environment 15/12/08
In response to customer feedback, and in line with our environmental policy, CHEP is currently running an initiative to provide all customers with a secure, digitally signed, electronic invoice.
View More News >>
Customer Service
FAQs
Automotive
EDI
How-to
Reference Documents
System Requirements
Downloads
02/01/09 New Portfolio+PLUS Capabilities
(926 KB) PDF [English]
01/12/08 Account Dashboard User Guide
(391 KB) PDF [English]


CHEP PORTFOLIO+PLUS
Contact Us | Personalize | Log Off
Home
Orders & Collections
Transactions
Inventory Audit
Account Overview
Administration
Dashboard Parameters
Account / Physical Location Information
Equipment
B1208A-800x1200 Block Pallet
Currency
Invoice Currency
Period Type
CHEP Fiscal Period
View Trends


CHEP PORTFOLIO+PLUS
Contact Us | Personalize | Log Off
Home
Orders & Collections
Transactions
Inventory Audit
Account Overview
Administration
Export Issues
Export Flow Through Ratio
Export Closing Stock Balance
Export Customer Spend
Issues
Flow Through Ratio
Closing Stock Balance
Customer Spend
ALL
Customer Spend
EUR
Customer Spend
125000
100000
75000
50000
25000
0
-25000
Apr 2008
May 2008
Jun 2008
Jul 2008
Sep 2008
Oct 2008
Dec 2008
Jan 2009
Feb 2009
Fiscal Periods
Customer Spend
Customer Spend
Product
Fiscal Periods
Apr 2008
May 2008
Jun 2008
Jul 2008
Sep 2008
Oct 2008
Dec 2008
Jan 2009
Feb 2009
Overall Result
3
B1208A- 800x1200 Block Pallet
89,617 EUR
-1,441 EUR
46,591 EUR
34,769 EUR
40,550 EUR
107,206 EUR
81,804 EUR
40,577 EUR
40,932 EUR
480,605 EUR
Overall Result
89,617 EUR
-1,441 EUR
46,591 EUR
34,769 EUR
40,550 EUR
107,206 EUR
81,804 EUR
40,577 EUR
40,932 EUR
480,605 EUR

CHEP PORTFOLIO+PLUS

Home | Orders & Collections | Transactions | Inventory Audit | Account Overview | Administration

Issues | Flow Through Ratio | Closing Stock Balance | Customer Spend | ALL

Closing Stock Balance



Closing Stock Balance
60000
50000
40000
30000
20000
10000
Mar 2008
Apr 2008
May 2008
Jun 2008
Jul 2008
Aug 2008
Sep 2008
Oct 2008
Nov 2008
Dec 2008
Jan 2009
Feb 2009
Fiscal Periods

Closing Stock Balance

Location	Product	Fiscal Periods	Closing Stock Balance Mar 2008	Apr 2008	May 2008	Jun 2008	Jul 2008	Aug 2008	Sep 2008	Oct 2008	Nov 2008	Dec 2008	Jan 2009	Feb 2009
	3	B1208A- 800x1200 Block Pallet	31,880	55,005	28,411	27,877	26,142	22,453	17,970	28,585	26,009	20,958	18,097	20,910

CHEP PORTFOLIO+PLUS

Home | Orders & Collections | Transactions | Inventory Audit | Account Overview | Administration

Transaction Summary

Account

Location

Equipment: All Equipment

Display By: Movement Date | Notification Date

Submit

Month	Issues	Returns	Transfers In	Transfers Out	Stock Adjustments In	Stock Adjustments Out
MAR 2009		135	9,057	12,542		76
FEB 2009		172	30,911	27,064		17
JAN 2009		199	25,560	32,026		
DEC 2008		136	28,894	29,235		
NOV 2008	1,600	239	27,800	32,676	1,395	1
OCT 2008		300	33,217	33,275		
SEP 2008	1,600	108	31,370	32,445		
AUG 2008		201	31,977	31,439		
JUL 2008	3,200	1,461	23,213	24,496		2,836
JUN 2008		479	24,044	26,697		
MAY 2008	1,600	6,477	26,251	23,958		
APR 2008	1,240	3,541	39,680	29,356		
MAR 2008		470	30,549	32,563		

Print | Export to Excel


CHEP PORTFOLIO+PLUS
Contact Us | Personalize | Log Off
Home
Orders & Collections
Transactions
Inventory Audit
Account Overview
Administration
Transactions Summary >> Detail
Account
Location
Equipment
All Equipment
Display By
Movement Date
Notification Date
Back
Movement Date
Notification Date
Customer Reference
CHEP Reference
Other Reference
Counterpart
Status
Equipment
Trans. Type
Quantity
12.03.2009
13.03.2009
3500113925
3639443794
DE04 Bonn
Clean movement
B1208A- 800x1200 Block Pallet
Returns
-135
Print
Export to Excel


Listening & Responding
BlueZone – Portfolio+Plus Upgrade
CHEP
% of respondents selecting feature as High or Medium
Transaction Listing
Reconcile Stock balance
Reconcile Transactions
Transaction Corrections
Alerts - Performance Issues (via AIM)
Self-Count Capture
Support Request
Request Collections
Declare Multiple transactions
View PoDs online
Performance Reports
Updates on New Services (via WWW.CHEP.com)
Additional Dashboards
Pay Invoices (online)
94
Europe Customer Satisfaction
Brambles

Listening & Responding
BlueZone – Portfolio+Plus Upgrade

CHEP


% of respondents selecting feature as High or Medium
Transaction Listing
Reconcile Stock balance
Reconcile Transactions
Transaction Corrections
Alerts - Performance Issues (via AIM)
Self-Count Capture
Support Request
Request Collections
Declare Multiple transactions
View PoDs online
Performance Reports
Updates on New Services (via WWW.CHEP.com)
Additional Dashboards
Pay Invoices (online)
Delivered or in Development
Under Investigation
Via alternative systems

BlueZone – Portfolio+Plus Upgrade
VoC

CHEP

"This is a great tool for controlling stocks and Movements. It is much more than we expected" – European Beauty Products Customer

"We very much appreciate CHEP providing us with a tool which helps us to control stocks" – European 3PL

"Very good reporting tools. This is exactly what we were looking for in order to check stocks and movements" – European Brand Owner

"9 out of 10. It is very user friendly and I am very happy with it" – Italian Wine Importer

"I was very pleased to see that the implementation had been thorough and all aspects of movement issues had been accommodated" – UK Fresh Produce Grower

2009 OPERATIONS REVIEW

CHEP

Invoice Simplification

Brambles

Listening & Responding

Invoice Simplification

CHEP

- 'Step Change' Invoice
- Digital Signature
- TransAct
- TransMatch

98 Europe Customer Satisfaction Brambles



Listening & Responding
'Step Change' Invoice
CHEP
Listening
Responding
V o C.
• TRI*M Survey
• Face to Face contact
• Focus Groups
• In Country Surveys
• VoB
Data
• Contact Data (Siebel)
• Activity Data (SAP)
• Correction Volumes
• Debt
• Disputes
• ETC
Analysis
Specific Needs identified
Process Improvement Tools
• Data Analysis
• Six Sigma
• LEAN
• Data Stratification
• Etc
V o C. validation
Solution Development
DFSS & Other Tools
The 'Step Change' Invoice project is moving into the coding stage for deployment later in the year
99
Europe Customer Satisfaction
Brambles

Listening & Responding
'Step Change' Invoice

CHEP

Current Invoice		'Step Change' Invoice
VoC – Complex and in need of improvement		Positive customer feedback
Data – Confusing & unclear	→	Clearer and easy to read
Invoice spread across 5 sections	→	Invoice spread across 2 sections
Smallest accounts receive 5 page invoice	→	Smallest accounts receive 2 page invoice
Cost driver not clear	→	Cost drivers easily identifiable
ITL not priced	→	Fully priced ITL
Multiple price lines per transaction	→	Single row per transaction
Price Codes that change every invoice	→	No Price codes used
Illogical groupings of transactions	→	Corrections grouped together
Activity not summarised	→	Single row activity summary

100 Europe Customer Satisfaction Brambles

Customer Satisfaction
Listening & Responding

CHEP

'We are making CHEP simpler and easier to do business with'

101 Europe Customer Satisfaction Brambles

2009 OPERATIONS REVIEW

CHEP

Q & A
CHEP EUROPE
CUSTOMER SATISFACTION

Brambles


2009 OPERATIONS REVIEW
CHEP
CHEP Europe
COST
PERFORMANCE
Brambles


Supply Chain Organisation
CHEP
Module
Function
Demand Planning
Network Strategy
Master Planning
Transport Management
• Forecast demand
• Strategical Planning
• Tactical Planning
• Operational Planning
• Execution
SVP SUPPLY CHAIN
Central Planning
Zero Harm
Plant Operations
Logistics
Quality & Sourcing
Asset Management
Our Mission: Optimise the equation [f(x)= $ Transportation + $ Plant + Capex] while maximising customer service
104
Europe Cost Performance
Brambles

Cost Performance

CHEP

- Supply Chain Organisation
- Planning & Network Optimisation
- Asset Productivity / Lean Collection
- Logistics:
  - Auctioning Transport Lanes
  - Customer Collaboration
- Quality
- Lean Transformation / Operational Excellence

Supply Chain
A few statistics

CHEP

- More than 50k locations visited every week
- More than 6k vehicles operated everyday
- More than 4.5k phone calls everyday
- A network of 190 service centres across 23 different countries
- Service Performance above 4 sigma for our main processes (deliveries, collections, product quality)
- And over US$25m efficiency savings delivered year on year

2009 OPERATIONS REVIEW

CHEP

PLANNING & NETWORK OPTIMISATION

Brambles

Scope and activities

CHEP

- Wooden Pallets, Plastic Pallets, RPC, Automotive and IBC products
- 6,000 customer orders per day planned through Manugistics
- 35,000 Emitter Customer Locations
- 300,000 Distributor Customer Locations
- 190 plants organised through a common European Production Plan for all products.



The best tools and systems supporting a complex network

Central Planning Team

CHEP

13 Professionals
High qualification: University degrees, 1 PhD , 3 MBAs
3 APICS Certified
Strong Scientific/Analytical Skills: Engineers, Physicists
7 Green Belt 6σ
Average age 29
6 Nationalities

A talented Central Planning Team

Our approach to planning

CHEP

- Optimal service at the lowest cost.
- Management of inventories and plant capacities.
- Long term decisions on the location of plants
- Primary objective:
  – Optimisation of TOTAL CASH

$Total Cash = $ Transportation + $ Plant + $ Capex

- Ensuring high quality customer service

Supply Chain Intelligence

CHEP



Network Optimisation
Supply Chain Intelligence
Transport Optimisation
Sourcing Optimisation
Plant Capacity Optimisation

Supply Chain Intelligence: Providing operational and transactional efficiencies in the areas of sourcing, manufacturing, and distribution activities within CHEP and across its extended Supply Chain

Optimising the whole supply chain

Planning Levels

CHEP

	Time horizon	Subject	Questions answered
Strategic Planning	Years	Network	Are my plants in the right place? Do I need more capacity?
Tactical Planning	Months	Flows	How many pallets will I relocate next 6 months? How many purchases do I need to do?
Operational Planning	Weeks	Orders	From which plant do I source this customer order? How many pallets will this plant repair tomorrow?

We need to make the optimal strategic, tactical and operational decisions

Strategic planning
Tool: JDA Strategy

CHEP

- **Network Design**: Provides a strategic view, effectively modeling the comprehensive network – including **Suppliers**, Service Centres and **Customers** – to optimise the baseline and reveal **total supply chain costs**.
- **Sourcing Optimisation**: Provides a **holistic view** of time-phased sourcing and resource utilisations
- **Capacity Optimisation**: Enables **leveraging of finite capacity** and network resources based on changes to demand plans, resource constraints, inventory policies, and production, carrying and transportation costs.

Our solution uses deterministic and stochastic optimisation along with comprehensive cost and constraints capabilities

Strategic planning example
TPM optimal locations

CHEP



Blackpool
Bradford
Leeds
Hull
Preston
Huddersfield
Bury
Barnsley
Wigan
Manchester
Stockport
Liverpool
Sheffield
Chester
North Sea
Newcastle-under-Lyme
Nottingham
Stafford
Derby
Norwich
Walsall
Leicester
Peterborough
Dudley
Birmingham
ENGLAND
Coventry
Northampton
Cambridge
Bedford
Ipswich
UNITED KINGDOM
Milton Keynes
Gloucester
Cheltenham
Luton
Colchester
WALES
Stroud
Oxford
Chelmsford
St Albans
Newport
Basildon
Swansea
Cardiff
Swindon
Slough
Southend-on-Sea
Bristol
London
Reading
Maidstone
Canterbury
Guildford
Ashford
Salisbury
Winchester
Royal Tunbridge Wells
Dover
Southampton
Brighton
Bournemouth

- CHEP Service Centre
- o High priority site
- ● Low priority site

Tactical planning
Tools: JDA Strategy + JDA Demand

CHEP

- Operates with the **right material/inventory** sources and quantities
- Maintains **high asset utilisation** levels and the **right production capacity** network
- Leverages an **efficient distribution network** and optimises all replenishment decisions
- Utilises **efficient carrier and fleet network** needed to execute against the most efficient logistics plan

Using intelligent forecasting algorithms for utmost accuracy, our solution enables the management and reconciliation of demand across multiple levels of hierarchies down to the SKU and customer level, for all planning horizons

Tactical planning
B1208A performance

CHEP


% u/i (Relocations plant to plant per Issue)
B1208A EU
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
% u/i
Manugistics
Implementation
jun-02
oct-02
feb-03
jun-03
oct-03
feb-04
jun-04
oct-04
feb-05
jun-05
oct-05
feb-06
jun-06
oct-06
feb-07
jun-07
oct-07
feb-08
jun-08

Reductions in relocations has been sustained since implementation of Manugistics

Operational Planning
Tool: JDA Master Planning

CHEP

- Optimises **constrained supply allocations** for customer orders
- Utilises multiple **safety stock** models from coverage based calculations to statistical analysis
- Addresses requirements with **advanced planning**
- Supports overstock and **alternate source transfers**
- Identifies and **resolves constraints and bottlenecks** with rough-cut capacity planning

Master planning generates optimal manufacturing, transportation and sourcing plans

Benefits of our planning solution

CHEP

- Improves customer service and order fill rates
- Frees working capital
- Reduces total operating costs
- Improves total network utilisation
- Reduces costs from inventory obsolescence

Optimal planning everyday

2009 OPERATIONS REVIEW

LEAN COLLECTION ENGINE

Brambles

Logistics

Continuous Improvement in both Service and Cost

CHEP

- Specific Initiatives Delivering Improvements in Logistics Service Performance and Cost
  - Lean Collection Engine
  - Achieving Best in Class National and International Transport Rates
  - Using our solutions to create value for our suppliers and customers

Lean Collection Engine
Four key business critical areas

CHEP

Objective

Create a lean collection process driving improvements in D-Customer Satisfaction, Control Ratio and $/r

Measures of Success

- Customer Satisfaction
  - TRI*M – Measure increase in D Satisfaction by 3 points in FY09
- Control Ratio
  - Collection date, time and location agreed with customer = Actual date, time, location of collection – DPMO Reduction of 80%
  - Provide the basis for improvements in Asset Recovery
- Cost
  - $r/r* - Significant savings in FY09
- People
  - Build a Lean organisation delivering continuous improvement

Lean Collection Engine
Aligned to customer needs

CHEP


BEFORE
Intelligent Call Scripts
AFTER
Site Cap.
Hist. Collec
...

Collection is planned based only on customer declarations on the call

Business intelligence is applied to plan collection

Triggers Optimised to VoC


500
400
300
200
100
Asset Risk
Extra Logist. Cost
QTY COLLECTED
100 200 300 400 500
SITE CAPACITY VOC
Qty Collected
Optimal collection size
Capacity VOC


Lean Collection Engine
Reducing Distance, Variation & Complexity
CHEP
BEFORE
Demand Smoothing
Col. Size
Geographical Optimisation
X
X
•E
•P
MANCHESTER
E
X
X
Process Simplification
Collection Optimisation
Call Frequency
Clustering
Routing
Standardise Process
AFTER
Col. Size
Standard Process
X
X
X
•E
•P
MANCHESTER
123
Europe Cost Performance
Brambles


A Process Driven Organisation
Building in Continuous Improvement
CHEP
Before
D-Sales
AM
External Call Centre
AM - Local
LOGS
PLANT OPS
D
D-Sales + AM
Supply Chain
PLANT OPS
After
124
Europe Cost Performance
Brambles

Lean Collection Engine
Delivering Results

CHEP

Customer Satisfaction

UK Distributors –
12% increase over PY

Italy Distrbutors –
13% increase over PY

Cost of Collection

On track to deliver in FY09

Collection Service Performance



A DPMO reduction to customers of 54%

Challenging Economic Conditions
Achieving Best in Class Transport Rates

CHEP



Local Area of Influence
Other CHEP SC
Long distance flows
CHEP Service Centre
Local Customers
National/Int'l Customer

Strategic: local issues / collections

- Very time sensitive
- Business critical
- Carried out by strategic partner

Create structural advantage in the long term by generating **fundamental improvements** in Cost Efficiency.

Commodity: long distance flows

- More flexible delivery conditions (especially for internal flows)
- 'Commodity' purchasing process: eAuctions

Seize favourable opportunities to achieve a **step change** in Cost Performance.

Benchmarking and Control
Cost Reductions for Commodity Transport Lanes

CHEP


Identifying Benchmark Rates: eAuction Example
High volume lanes
Many carriers available
Transparent negotiation

- Key tool in taking advantage of current market conditions.
- Instant and "frictionless" access to European Transport Network > 400 Carriers online.
- Built into Automated Transporter Scorecard to drive Service Improvements.
- Auction result provides accurate data on the "market price" of transport by flow by country. This is converted to unit rate entitlement for all other flows.

Strategic Flows
Generating Long Term Improvements

CHEP

- Establish long term relationships with strategic suppliers
- Generate Continuous Improvement culture
  - Efficiency benefits both companies
  - Joint Six Sigma initiatives
- Eliminate price fluctuations and create downwards trend
  - Increasing and volatile input prices, such as fuel
  - Often embedded in rates
  - Offset variations with efficiency improvements


Extensive Integration
No Integration
Extensive Integration

Integration with strategic suppliers ensures stability and long term improvement

CHEP Collaborative Tendering
Cost Reduction through Land Matching

CHEP

ONE – WAY TENDER	TWO – WAY COLLABORATIVE TENDER
Reduction: 25%	Reduction: 16%
Dunstable, UK ⇄ **Murcia, ES**	**Dunstable, UK** ⇄ **Uelzen, DE**
Customer Flow To UK Negotiated separately	**Customer Flow To UK** Reduction: 21%
Carrier that works for a CHEP customer delivering from Spain to UK invited to UK-ES pallet auction with positive results	**CHEP UK relocates pallets to Germany and supplier sends goods from DE to UK—both lanes auctioned separately at same event with significant saving**

Potential to generate savings to both outbound and inbound lanes via the tender. The collaborative tender provides an accurate, dynamic benchmark reflecting current market conditions—entitlement can be applied to other flows.

Supply Chain Collaboration
Examples of External Integration

CHEP

TEM - Onsite Operations
CHEP Operations set up at high volume customer sites

Transport Sharing
Round-trip transport shared between Customer and CHEP: eliminate empty miles.

Collaborative Tendering
Joint negotiation of common lanes to generate round trips: reduce empty miles and achieve rate reductions

Network Optimisation
CHEP Flow Network

Lane Matching Tool
Include Multi-Modal Opportunities

Online Tendering
Carrier Network

Successful initiatives encourage further integration, increasing benefits to customers and reducing environmental impact

CHEP

ZERØ DEFECT

The Opportunity of Zero Defect

CHEP


CONSEQUENCES
High Wins - Customer & Revenue Growth
$ Growth
SYMPTOMS
Competitive advantage
Satisfied Customers
WARNINGS
Zero Defect
100% Conformance to Standard
100% Process Capability
CONDITIONS & BEHAVIOURS
Quality Management Systems
• Executive Commitment
• Processes & Procedures
• VOC Management
• Well-trained customers
• Skilled Quality team
• Q Control & Assurance
• Cross-functional alignment
• Fact-based decision making
• Effective Communication
• Clear metrics and real-time information
• Employee involvement
• Quality Education
VISION & VALUES
QUALITY VISION, VALUES & ACCOUNTABILITY
People / Customers / Suppliers / Shareholders / Environment / Safety

Strong **Quality Management Systems** can guarantee **Conformance** and **Process Capabilities** to meet customers' needs, enhancing CHEP reputation and creating the basis for growth

Listening and Responding

CHEP


% of deliveries with customer complaints
0.8%
0.3%
0.1%
Packaging Industry average
CHEP pool pallets
CHEP new pallets

CHEP customer complaint performance is superior to the industry average, however this is no justification for complacency. We are:

- Improving customer complaint capture systems to minimise leak rate
- Improving customer complaint handling process
- Enhancing product brochures and technical information packs
- Revamping new training materials for Sales and Customer Service

Listening and Responding
VoC – Priorities to be addressed

CHEP

*Priority areas identified by customers in FY08 TRI*M survey*


Collection
Invoicing
Balances and Tracking
Delivery
Contact with CHEP
Pallet quality
Ordering and other electronic systems
Pricing
Transfers and exchanges
Pallet quantity/supply

Our product quality baseline

CHEP

- A number of positive elements allowed CHEP Europe to count on a strong Quality baseline:
  - Robust Pallet Quality Standard (PQS), defined to meet customer needs
  - Strict procurement processes for raw materials
  - Closely controlled criticality, type and number of defects per defective pallet
- European Es and Ds are becoming more automated
  - Base board quality & safe rack ability become paramount
- A reduction in packaging driven by increased environmental awareness and responsibility
  - Top deck coverage is an issue as product becomes de-stabilised.
  - Moisture content becoming increasingly important as layer pads are removed.
- Customer needs continue to evolve (automation, re-palletisation, integration) and we continue to listen and respond

Baseline
CHEP Pallet Quality Standard (PQS)

CHEP

- **VOC-based**: The PQS was defined together with our most demanding customers, helping to ensure compatibility with their current and potential future needs
- **ISO-approved**: The PQS was then validated against rigorous ISO standard (ISO 8611) by independent and recognised labs (TNO)
- **Consistency**: There is only 1 PQS per pallet across Europe, implemented and controlled without adaptations
- **Sourcing rigour**: Strict procurement practices helping ensure the quality and conformity of raw materials

Non-conforming pallets





Baseline
Defects Closely Controlled

CHEP


Defects per Defective Pallet by Date (Wk):


No. of Defects by Defect Type


No. of Defects by Element Type & Defect Type

Quality DMS (Daily Management Systems) allow a close control of defects and their criticality

Note: This example is of UK for B1210A. QMS allow detailed analysis up to plant operator across Europe

137 Europe Cost Performance Brambles

2009 OPERATIONS REVIEW

CHEP

Lean Transformation OPEX (Operational Excellence)

Brambles

Lean transformation
Mission

CHEP

Brambles Value Added | **Excellence**

To maximise productivity & quality in every process, every time.

Waste elimination & cycle time reduction | **Sustainability & continuous improvement**

Lean Transformation
Principles

CHEP

- **DATA DRIVEN** – Entitlement analysis to identify opportunities for improvement in productivity, safety & quality (balanced KPIs)
- **CONTINUOUS IMPROVEMENT** – Kaizen driving optimisation
- **SMART** – Rigor to enforce standard best practise replication across the entire network
- **SUSTAINABLE** – Operational Excellence (OPEX) framework identifies future Plant level opportunities & develops site level roadmap for improvement
- **DNA** – All employees trained, involved & rewarded to drive continuous improvements everyday



Lean Transformation
The Approach
CHEP
KEY PROCESSES:
REPAIR INSPECT
STORE YARD
SERVICE OFFICE MAINTENANCE
• ID Translation Potential
• SMART Implementation
Standardise across Network
Entitlement Analysis
Site Selection
Process Optimization
OPEX GAP Audit
OPEX Change Roadmap
• $ PRODUCTIVITY
• QUALITY
• SAFETY
KAIZEN To :
• Eliminate Waste
• Improve Flow
• Install 5S
• Plan Do Check Act to Optimise
• Develop Standard
Plant Management team self-audit on :
• Stability
• Standard Work
• Heijunka
• Kaizen
• JIT
• Jidoka
• Kamishibai
• Multiple 100 day change plans - MGP
• Ongoing Reassessment
Train
Observe, Organize & Define
Implement
Improve
Produce
141
Europe Cost Performance
Brambles

Lean Transformation
Alternatives

CHEP

Approach	Positives	Negatives
Deep Penetration (One Plant)	▪ Showcase opportunity ▪ One plant is easier to sustain and control ▪ Resource availability ▪ Commitment of senior management if successful – BIG impact ▪ Easier translation if the approach is proven ▪ True Transformation with benefits associated	▪ Plants not involved are not interested or "wait to see" failure ▪ Missed opportunities in the wider network ▪ Skill base would not be increased outside pilot plant ▪ Low hanging fruit not realised across the network ▪ Language change and culture would look odd in the wider network – different language not 1CHEP, initially
Wide Penetration (All key plants)	▪ More activity = quick wins realised ▪ Whole organisational paradigm change ▪ Skill development across the whole network ▪ Continuous improvement more likely to be sustainable ▪ Integrate into Operational Reviews mechanism ▪ All plants feel a part of the process	▪ Dilution of activity would stretch all involved ▪ We may never get to Transformation – short term focus

Lean Transformation
Work Streams

OPEX ASSESSMENT
Develop a framework that defines the critical elements of a World Class SC and provides a tool to measure performance against the predetermined standards (similar to GAP).

METRICS
Build a 'balanced' scorecard of KPIs that will enable benchmarking across the whole plant, core processes & inter plants (not just cost metrics!).

OPTIMISATION TOOLKIT
Phase I - Develop a PPS/Kaizen roadmap for operators
Phase II – Develop advanced toolkit (VSM, PokaYoke, 5S)

DRIVING STANDARDISATION
Put in place organisational structures, roles, incentives and processes that encourage, reward and facilitate the translation of best practise processes across the entire Network

PROCESS LAYOUT OPTIMISATION

Lean Transformation
Example of Lean Metrics

Metric	Type	Corresponding 7 forms of waste	Frequency
Employee / million C gen	Core-process	Motion, waiting, over-processing	weekly
% of direct loading (without touching the floor)	Core-process	Inventories, motion, waiting, over-processing, defective product	weekly
C gen / sq. meter	Financial	Inventory, motion, overproduction, over-processing	Weekly
Inspections/Inspection man-hour	Core-process	Motion, waiting, over-processing, defective product	Weekly
Repairs/repairs man-hour (including stringer repair)	Core-process	Motion, waiting, over-processing, defective product	Weekly
A, B, C stock (in days)	Core-process	Inventory, motion, waiting, overproduction	Daily
OEE% (Definition from the global council)	Core-process	Motion, waiting, over-processing, defective product	Weekly
VA / NVA (measured case by case)	Core-process	All	In each Kaizen/project
Total loss = OCT / Takt time (inspection only)	Core-process	All	Weekly
Peak balancing metrics. Balance loss, Total loss	Core-process	All	Weekly
On time & within specs delivery	Core-process	All	Monthly
Number of people trained & involved	Behavioral	All	Yearly
Lean initiative completions	Behavioral	Motion, waiting, over-processing	Monthly

Lean Transformation
Costs of Variation

Without Standardisation



Chaos situation

With Standardisation



You can see where the problem is

- Standardisation is the Key to creating a Repeatable Process
- This leads to Repeatable levels of Quality and Volume
- Standardisation of a Process ensures that Everyone knows What to do and When
- Quality and Volume problems can be traced back to a Specific Process and Addressed
- Baseline for Continuous Improvement, Standardised Work is "Fixed" but not "Static"

Summary

- Planning
- Logistics
- Plant operations


2009 OPERATIONS REVIEW
CHEP
Q & A
CHEP EUROPE
COST PERFORMANCE
Brambles


2009 OPERATIONS REVIEW
CHEP
CHEP EMEA
SUMMARY
Brambles

SUMMARY
A sound business with significant opportunities for growth

CHEP

- Strong team with a good mix of CHEP and non-CHEP experience
- Clear focus with correct structure and processes in place
- Realistic assessment of market challenges and responding proactively
- Maintaining and winning new business in core segments
- Continuing to pursue opportunities for growth
- Initiatives in place to drive customer satisfaction and the ease of doing business
- Focusing on innovations that drive operational efficiencies
- Attracting, retaining and motivating good people

149 Europe Wrap-up Brambles

2009 OPERATIONS REVIEW

CHEP



CHEP EMEA

12 May 2009

Brambles

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

151 Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 May 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for Mr B M Schwartz.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN SCHWARTZ
Date of last notice	13 MARCH 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 May 2009
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.03 per share
No. of securities held after change	10,000 ordinary shares in BXB held by Brian Schwartz and Arlene Schwartz as Trustees for the Schwartz Superannuation Fund

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase.
Any Additional information	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

{CW 00051245}+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 May 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 26,632 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,632
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	26,632 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,140,824,128	Ordinary fully paid shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
8,753,765	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 May 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 05-May-09
Number	6484R07

RNS Number : 6484R
Brambles Limited
05 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

59 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AUD5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 130 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

5 APRIL 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 APRIL 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 59 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 130 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

70 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 151 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 70 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 151 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

61 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 MARCH 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 27,920 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 61 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,298 BXB SHARES

82-5205

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

61 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,576 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 61 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 209,993 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

70 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 APRIL 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,590 ORDINARY SHARES

TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

5 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

5 MAY 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 70 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 79,100 BXB SHARES, SHARE RIGHTS OVER 177,295 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 151 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD

COMPANY SECRETARY

Date of notification 5 MAY 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSCKPKNKBKKBPK

Close

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 05-May-09
Number	6486R07

RNS Number : 6486R
Brambles Limited
05 May 2009

Brambles Limited
Company Number: 118 896 021

5 May 2009

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited Mr M F Ihlein and Ms M E Doherty.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name	**BRAMBLES LIMITED**

of entity	("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	7 APRIL 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominee behalf of MyShare participants. Mr Ihlein has a bene interest in 70 shares Computershare Nominees Cl <Brambles MyShare Control A/C> is the regist holder.
Date of change	5 May 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein 115,000 ordinary shares held by the Ihlein Family Su Fund Performance share rights over 465,764 BXB shares 81 ordinary shares held by Computershare Nominee Limited. Conditional Share Rights over 81 BXB shares.
Class	Ordinary shares
Number acquired	70
Number disposed	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.97 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Su Fund. Performance share rights over 465,764 BXB shares 151 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 151 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computers Nominees CI Limited (Acquired Shares) and alloc of Conditional Share Rights (Matching Share Rights)
Any Additional information	MyShare is a global employee share ownership full details of which are set out in the 2008 Notic Annual General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARY ELIZABETH DOHERTY
Date of last notice	21 APRIL 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominee behalf of MyShare participants. Ms Doherty ha beneficial interest in 70 shares, Computers Nominees CI LTD <Brambles MyShare Control A/C the registered holder.
Date of change	5 May 2009
No. of securities held prior to change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 81 ordinary shares held by Computershare Nominee Limited.

82-5205

	Conditional Share Rights over 81 BXB Shares.
Class	Ordinary shares
Number acquired	70
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.97 per share
No. of securities held after change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 151 ordinary shares held by Computers Nominees CI Limited. Conditional Share Rights over 151 BXB Shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computers Nominees CI Limited (Acquired Shares) and alloc of Conditional Share Rights (Matching Share Rights)
Any Additional information	MyShare is a global employee share ownership plar details of which are set out in the 2008 Notice of Ar General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSCKPKPKBKKAPK

Close

82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Brambles Appoints President, CHEP USA
Released	07:00 06-May-09
Number	7441R07

RNS Number : 7441R
Brambles Limited
06 May 2009

Brambles Limited
Company Number: 118 896 021

6 May 2009

BRAMBLES APPOINTS PRESIDENT, CHEP USA

Brambles announced today that Jim Ritchie has been appointed President, CHEP USA with effect from 1 June 2009.

Mr Ritchie has a long and highly successful track record in senior executive roles in major logistics companies in the USA. He has been the President and Chief Executive Officer of YRC Logistics since its establishment in 2002. Under Mr Ritchie's leadership, YRC Logistics has become a leading provider of global logistics services across a range of industries. Within a period of seven years that company has grown into an organisation that generates an annual turnover of US$1.3 billion. Mr Ritchie has also successfully managed YRC Logistics'

entry into Asia, Latin America and Europe. Prior to YRC Logistics Mr Ritchie spent 24 years with Ryder Integrated Logistics where he held a number of senior executive positions.

The Chief Executive Officer of Brambles, Mike Ihlein, said he was delighted to welcome Mr Ritchie to Brambles.

"Jim is a very accomplished executive and with extensive customer and operational experience in logistics and the USA supply chain. In particular, Jim's strong relationships with customers in the fast moving consumer goods sector will be of great benefit to CHEP USA" said Mr Ihlein.

Mr Ritchie will report to Kevin Shuba, Group President, CHEP Americas and be based in Orlando, Florida.

For further information please contact:

Investors and Media:	**Media:**
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

82-5205

END

MSCSSFSIMSUSEEI

Close

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 08-May-09
Number	9142R07

RNS Number : 9142R
Brambles Limited
08 May 2009

Brambles Limited

Company Number: 118 896 021

8 May 2009

ISSUE OF SHARES PURSUANT TO DIVIDEND REINVESTMENT PLAN

We wish to advise that 189 ordinary shares in Brambles Limited have been issued have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

189

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

A$0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

8 May 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,401,797,496

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

8,780,877

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of

restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

82-5205

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 8 May 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

END

IOEUWVRRKVRVRRR

Close

82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Interim Management Statement
Released	10:40 11-May-09
Number	0137S10

RNS Number : 0137S
Brambles Limited
11 May 2009

Brambles Limited
Company Number: 118 896 021

11 May 2009

INTERIM MANAGEMENT STATEMENT

Interim Management Statement for the ten months ended 2 May 2009

Brambles' Group sales revenue for the ten months from 1 July 2008 to 2 May 2009 was

2%[1] higher than the prior corresponding period (7% lower at actual exchange rates). Sales revenue for the period from 1 January to 2 May 2009 was broadly in line with the prior corresponding period.

Brambles continues to win significant new business across all regions. Sales revenue from net new business wins[2] in the ten months to 2 May 2009 was approximately US$30 million in CHEP USA and a further US$30 million in CHEP Europe. Excluding the impact of weak conditions in the automotive sector, net new business wins have largely offset the decline in organic sales

revenue resulting from a sharp reduction in consumer spending.

CHEP achieved sales revenue growth of 2% for the ten months to 2 May 2009 compared to the prior corresponding period (7% lower at actual exchange rates), with growth in all regions:

- CHEP Americas sales revenue was 3% higher than the prior corresponding period (1% lower at actual exchange rates).

- CHEP EMEA sales revenue was 1% higher than the prior corresponding period (11% lower at actual exchange rates), mainly affected by weak conditions in the automotive sector. Excluding automotive, CHEP EMEA sales revenue was up 3%.

- CHEP Asia-Pacific sales revenue was 2% higher than the prior corresponding period (16% lower at actual exchange rates). Excluding the Australian automotive business, CHEP Asia-Pacific sales revenue was up 4%.

Recall sales revenue for the ten months to 2 May 2009 was 2% higher than the prior corresponding period (8% lower at actual exchange rates). Sales revenue increased in all regions, except for North America which was 3% lower due to significantly lower paper revenue in the Secure Destruction Services business.

Brambles continues to take actions to meet the current challenging and volatile conditions. Good progress has been made with the initiatives announced at the half-year results, which included the increased investment in the two year pallet quality program and accelerated scrapping of seven million excess pallets in CHEP USA, as well as rationalisation of facilities and operations across the globe. In addition, the

outcome of the CHEP USA review is expected to be finalised by the end of September 2009, earlier than previously indicated. These initiatives, combined with the strong emphasis on new business wins, will underpin the future performance of the business.

Brambles' financial position remains strong, with no significant change since the publication of the half-year results. The Company continues to focus on further improving cash generation, including reducing capital expenditure to reflect lower economic activity. The debt refinancing program remains on track and US$110 million was raised on the US Private Placement debt market in May 2009. Brambles maintains significant undrawn debt facilities, with no major refinancing due until November 2010.

This Interim Management Statement for the 10 months to 2 May 2009 replaces the June trading update provided to the market in prior years.

Footnotes:

1. All growth comparisons are in constant currency terms unless otherwise indicated. Constant currency is calculated by translating foreign currency results at the exchange rates applicable during the previous year.
2. Net new business wins is new business wins (defined as new business and lane expansion won in the period and wins from the prior year carried forward for 12 months) less business losses in the period.

-------------- ends --------------

For further information, contact:

Michael Roberts, Vice President Investor Relations and Corporate Affairs

+61 418 263 199

michael.roberts@brambles.com

David Besier, Manager, Corporate Affairs

+61 412 473 330

david.besier@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

IMSIIFVAEIILLIA

Close

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Investor Information Presentation
Released	12:30 11-May-09
Number	0145S12

RNS Number : 0145S
Brambles Limited
11 May 2009

Brambles Limited
Company Number: 118 896 021

11 May 2009

BRAMBLES - INVESTOR INFORMATION PRESENTATION

Brambles is hosting a 2009 Operations Review in Madrid, Spain, on 11 to 13 May 2009. The review will focus on Brambles' European businesses and include site visits.

The following presentations will be made at the opening session of the review commencing at 2.00 pm Madrid time (10.00 pm Sydney time) on 11 May:

1. Brambles Overview, including a trading update, to be made by Brambles CEO, Mr Mike Ihlein, and CFO, Ms Liz Doherty; and

2. Recall Europe Overview to be led by Recall

82-5205

Group President, Mr Elton Potts.

A webcast of these presentations will be available on the Brambles website at www.brambles.com.

Presentations for the other session will be lodged with the market prior to its commencement.

For further information please contact:

Investors and Media:	**Media:**
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 418 263 199 Michael.roberts@brambles.com	David Besier Manager Corporate Affairs +61 412 473 330 David.besier@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEANSFFLSNEEE

Close

82-5205

distribution apply.

82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Investor Information Presentation
Released	07:00 12-May-09
Number	0819S07

RNS Number : 0819S
Brambles Limited
12 May 2009

Brambles Limited
Company Number: 118 896 021

12 May 2009

BRAMBLES - INVESTOR INFORMATION PRESENTATION

A presentation on the CHEP Europe, Middle East, Africa (CHEP EMEA) Overview will be made at today's session of the Brambles 2009 Operations Review commencing at 8.30am Madrid time (4.30 pm Sydney time).

The presentation will be led by CHEP EMEA's Group President, Mr Tom Gorman.

The slides and a webcast of the presentation will be available on the Brambles website at www.brambles.com.

For further information please contact:

Investors and Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 418 263 199 Michael.roberts@brambles.com	David Besier Manager Corporate Affairs +61 412 473 330 David.besier@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEASSAFLKNEEE

Close

82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 15-May-09
Number	3185S07

RNS Number : 3185S
Brambles Limited
15 May 2009

Brambles Limited
Company Number: 118 896 021

15 May 2009

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, attached is a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for Mr B M Schwartz.

Robert Gerrard
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")

ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN SCHWARTZ
Date of last notice	13 MARCH 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 May 2009
No. of securities held prior to change	Nil.
Class	Ordinary shares
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.03 per share
No. of securities held after change	10,000 ordinary shares in BXB held by Brian Schwartz Arlene Schwartz as Trustees for the Sch\ Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase.

82-5205

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSCKPKBPBKKFPD

Close

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	08:49 29-May-09
Number	0024T08

RNS Number : 0024T
Brambles Limited
29 May 2009

Brambles Limited

Company Number: 118 896 021

29 May 2009

ISSUE OF SHARES PURSUANT TO DIVIDEND REINVESTMENT PLAN

We wish to advise that 26,632 ordinary shares in Brambles Limited have been issued have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

26,632

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

A$0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

29 May 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,140,824,128

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

8,753,765

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 29 May 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

END

IOEUKSBRKBRVURR

Close